     As filed with the Securities and Exchange Commission October 31, 2001.

                                                       Registration No. 333-____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                ----------------

                        CROSS MEDIA MARKETING CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                                             13-4042921
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

                          461 FIFTH AVENUE, 19TH FLOOR
                               NEW YORK, NY 10017
                                 (212) 457-1200

                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                                ----------------

                                 RONALD ALTBACH
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                          461 FIFTH AVENUE, 19TH FLOOR
                               NEW YORK, NY 10017
                                 (212) 457-1200

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                -----------------

                                    Copy to:

                                BRAD L. SHIFFMAN
                        BLANK ROME COMISKY & MCCAULEY LLP
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10174-0208
                                 (212) 885-5000

                               -----------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

         TITLE OF SHARES                        AMOUNT                PROPOSED              PROPOSED         AMOUNT OF
         TO BE REGISTERED                       TO BE                 MAXIMUM               MAXIMUM         REGISTRATION
                                              REGISTERED(1)         OFFERING PRICE          AGGREGATE           FEE(2)
                                                                     PER SHARE(2)       OFFERING PRICE(2)
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share        7,189,261               $6.50              $46,710,697         $11,678

(1) Consists of (a) 1,990,237 shares of common stock issuable upon exercise of warrants to purchase common stock and (b) 5,199,024 shares of common stock. This Registration Statement shall also cover an indeterminate number of additional shares of common stock as may be issuable to prevent dilution resulting from stock splits, stock combinations, stock dividends and other similar transactions.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low prices of the Registrant's common stock as reported on the American Stock Exchange on October 26, 2001, which is within five business days prior to the filing date of this Registration Statement on Form S-3.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED OCTOBER 31, 2001

                                   PROSPECTUS

                        CROSS MEDIA MARKETING CORPORATION

                        7,189,261 SHARES OF COMMON STOCK

                               ------------------


         The stockholders of Cross Media Marketing Corporation listed on page 19 are offering and selling a total of up to 7,189,261 shares of Cross Media Marketing common stock under this prospectus. Each selling stockholder may offer its common stock in public or private transactions, on or off the American Stock Exchange, at current market prices or at negotiated prices.

         Except as described on page 17 of this prospectus under "Use of Proceeds," we will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We are not offering any shares for sale under this prospectus. See "Plan of Distribution" on page 33 for a description of sales of the shares by the selling stockholders.

         Our common stock is listed on the American Stock Exchange under the symbol "XMM." On October 26, 2001, the closing sale price for our common stock, as reported on the American Stock Exchange, was $6.50. We advise you to obtain a current market quotation for Cross Media Marketing common stock.

                         -------------------------------

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 6 of this prospectus.

                         -------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                         -------------------------------

                The date of this prospectus is October 31, 2001.

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----
Summary...........................................................................................................3
About Cross Media Marketing Corporation...........................................................................3
Risk Factors......................................................................................................6
Forward-Looking Statements.......................................................................................17
Use of Proceeds..................................................................................................17
Description of Capital Stock.....................................................................................17
Selling Stockholders ............................................................................................19
Plan of Distribution.............................................................................................33
Unaudited Pro Forma Combined Condensed Financial Data............................................................35
Legal Matters....................................................................................................44
Experts..........................................................................................................44
Where You Can Find Additional Information........................................................................44

                                     SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 6. IN ADDITION, YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND ADDITIONAL INFORMATION" ON PAGE 44 FOR INFORMATION ON OUR COMPANY AND OUR FINANCIAL STATEMENTS.

                     ABOUT CROSS MEDIA MARKETING CORPORATION

         We are a cross media direct marketing company that integrates sophisticated marketing skills with new technologies for the sale of multi-magazine subscription packages, discount buying club memberships and telecommunication services. Through inbound and outbound teleservices programs at Media Outsourcing, Inc., or MOS, our principal operating business, we contact and retain critical data on more than eleven million consumers annually.

         Our strategy is to integrate well established direct marketing skills with a variety of new technologies, including email marketing, web-based systems and interactive voice response, ultimately resulting in a multi-faceted marketing platform for the sale of products and services. We expect that this strategy will enable us to contact consumers on a cost effective basis through multiple communications channels, such as email, telemarketing, traditional advertising and interactive voice response. We plan to use these consumer contacts to develop a dynamic consumer database and to integrate all of these activities into a single new system. When completed, the new system should enable us to target marketing campaigns to select sub-groups of our total customer base and to measure the success of campaigns while factoring in the different communications channels used in those campaigns.

         Cross Media acts as a clearinghouse which has the direct authority on behalf of magazine publishers to accept magazine subscription orders and to place those orders with fulfillment houses designated by the publishers. Cross Media retains approximately 21 independent telesales agencies, also known as call centers, to generate sales of magazine subscriptions on Cross Media's behalf. Two of these call centers accounted for approximately 35% of Cross Media's magazine subscription revenues in the year ended December 31, 2000. In December 2000, Cross Media established company owned and operated call centers in Orlando, Florida and Peoria, Illinois. Each month, generally using lists of names and telephone numbers provided by Cross Media, the independent and company owned call centers contact between 900,000 and 1,000,000 potential customers.

         In the last quarter of 2000, Cross Media commenced an email campaign in conjunction with a third party to generate inbound telephone calls to many of the call centers. As a result of the success of the campaign, Cross Media expects that in future years it will utilize the Internet to generate a substantial number of customer contacts for its call centers. Utilizing the hardware and software platform obtained through the acquisition of WeFusion.com, Inc., Cross Media is developing a sophisticated system to track and control lead files, customer contact statistics, customer profiles and internet based marketing campaigns.

         The call centers offer the customer a bundle of subscriptions for four to five magazines having an average selling price of approximately $600 per bundle, for an average subscription period of between one and four years. Generally, Cross Media does not sell single magazine subscriptions, although it plans to test several offers for smaller magazine bundles in 2001. Cross Media decides whether to accept orders submitted by the call centers by calling each customer to verify the details of the magazine subscription order and the customer's credit card information. When this process is complete, Cross Media forwards accepted orders to the magazine publisher's fulfillment center for processing and pays the publisher an agreed upon amount for the order. Cross Media charges the subscriber for the order by automatically debiting the subscriber's credit card on a monthly basis, generally over a 12-month period.

         At the time Cross Media verifies a customer's order, it attempts to generate additional revenue, and thereby to enhance the profitability of the sale. This is done by offering the customer the opportunity to participate in special promotions sponsored by magazine publishers to spur the sale of subscriptions, as well as discount buying club memberships and telecommunications services. Cross Media receives a special promotion commission from the publishers based upon additional subscriptions sold to its customer base.

         In the year ended December 31, 2000 and six months ended June 30, 2001, Cross Media sold approximately 2.1 million and 1.0 million special promotion subscriptions, resulting in revenue of $4.7 million and $2.7 million. The club membership upsell offer involves a free trial membership in a discount buying club sold by Cross Media on behalf of Memberworks, an unaffiliated third party. In the year ended December 31, 2000 and six months ended June 30, 2001, the upsell of memberships in Memberworks generated revenue to Cross Media of approximately $3.3 million and $2.5 million. The telecommunications upsells involve the offer of long distance telephone service or pre-paid long distance phone cards provided by Talk.com and Direct One, respectively. In the year ended December 31, 2000 and six months ended June 30, 2001, telecommunications upsells generated revenue of approximately $0.3 million and $1.0 million. In the year ended December 31, 2000 and six months ended June 30, 2001, special publisher commissions and upsells represented 13.4% and 14.4% of total revenues.

         Our phone number is (212) 457-1200. References in this prospectus to "Cross Media," "we," "us," or "our" mean Cross Media Marketing Corporation and its subsidiaries on a consolidated basis, unless the context otherwise indicates.

RECENT DEVELOPMENTS

         On October 24, 2001, Cross Media merged with LifeMinders, Inc., an online direct marketing company that sends personalized email messages to a permission-based membership comprised of more than 20 million members. LifeMinders sends to its members personalized email messages, or newsletters, in lifestyle based interest categories, garnered from member information obtained during the registration process as well as from behavioral information through member interaction with its emails. LifeMinders' email messages contain helpful reminders and tips directed towards its members' interests and hobbies and personal events like birthdays and anniversaries.

         In May 2001, LifeMinders announced that it was scaling back its business operations while it evaluates strategic alternatives. From that time until the merger was completed, LifeMinders maintained selected email products.

         LifeMinders' emails enable its partners to reach its members through placements of targeted, direct marketing advertisements and content in its emails and through its registration program. In the advertising program, it places advertisements provided by LifeMinders' advertising partners in the individual email messages sent to members who may have an interest in the product or service being advertised. From each placement, members can link directly to LifeMinders' advertising partners' own web sites or other designated areas.

         In its content program, LifeMinders places relevant information provided by its content partners in individual email messages sent to its members that have an interest in the subject matter. From each placement, members again can link directly to the content partners' own web sites or other designated areas. LifeMinders' ability to precisely target the interests of its members provides its partners with the opportunity to effectively reach specific audiences.

         LifeMinders' revenue was $7.3 million for the six months ended June 30, 2001, which represents a decrease of 71% when compared to the corresponding period in 2000. This decrease in LifeMinders' revenue was due to its scaling back of its business operations and the continued significant deterioration of the online advertising market. LifeMinders' revenues for the years ended December 31, 1999 and 2000 were $14.0 million and $53.9 million. LifeMinders reported net losses available to common stockholders of $32.8 million and $109.5 million for the years ended December 31, 1999 and 2000, and $31.3 million and $50.7 million for the six months ended June 30, 2000 and 2001. LifeMinders' net loss for the year ended December 31, 2000 included an impairment charge of $48.0 million primarily as a result of its decision not to pursue and develop its wireless operations, and LifeMinders' net loss for the six months ended June 30, 2001 included an impairment charge of $15.5 million and a restructuring charge of $14.2 million.

         Under the terms of the amended and restated merger agreement, Cross Media paid a total of approximately $24.1 million in cash and issued approximately 4.5 million shares of its common stock. In addition, on October 24, 2001, Cross Media amended and restated its certificate of incorporation which, among other things, resulted in a one-for-five reverse split of Cross Media's outstanding shares of common stock and decreased the number of authorized shares of Cross Media common stock to 40,000,000.

                                  RISK FACTORS

         INVESTING IN THESE SECURITIES INVOLVES SUBSTANTIAL RISKS. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, IN DECIDING WHETHER TO INVEST IN THE SECURITIES.

         INVESTING IN OUR COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP INTEREST IN CROSS MEDIA MARKETING CORPORATION. AS A STOCKHOLDER, YOU MAY BE EXPOSED TO THE RISKS INHERENT IN OUR BUSINESS. THE PERFORMANCE OF YOUR SHARES WILL REFLECT THE PERFORMANCE OF OUR BUSINESS RELATIVE TO, AMONG OTHER THINGS, THE COMPETITION AND INDUSTRY, GENERAL ECONOMIC AND MARKET CONDITIONS. THE FACTORS DISCUSSED BELOW MAY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THE VALUE OF YOUR INVESTMENT MAY INCREASE OR DECLINE AND COULD RESULT IN A LOSS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.

WE HAVE A LIMITED OPERATING HISTORY WHICH MAKES IT DIFFICULT TO EVALUATE OUR PROSPECTS.

We developed our business strategy in 1999, completed our first acquisition in January 2000, and opened our first company-owned and operated call center and undertook our first email campaign in the last quarter of 2000. Therefore, we have a limited history of operations under our current business strategy upon which the likelihood of our success can be evaluated. Moreover, prior to the merger LifeMinders had only a limited operating history.

         The implementation of a new business strategy frequently involves risks, expenses and uncertainties that may adversely affect our business, results of operations, financial condition and prospects, including:

         -        the ability to compete effectively against other companies;

         -        the need to retain and motivate qualified personnel;

         -        the ability to anticipate and adapt to the changing market;

         - the ability to develop and introduce new products and services and continue to develop and upgrade technology; and

         - the need to attract and retain a large number of customers from a variety of industries.

WE HAVE A HISTORY OF LOSSES, PRIMARILY AS A RESULT OF NON-CASH CHARGES AND INTEREST EXPENSE, AND MAY INCUR FUTURE LOSSES. IN ADDITION, LIFEMINDERS' HISTORICAL OPERATIONS HAS INCURRED SIGNIFICANT LOSSES AND MAY CONTINUE TO EXPERIENCE LOSSES FOR THE FORESEEABLE FUTURE.

         Cross Media's net loss available to common stockholders for the year ended December 31, 2000 was $44.6 million, or $1.84 per share. On a proforma basis, giving affect to the merger with LifeMinders, the net loss would have been $145.4 million for the year ended December 31, 2000. Cross Media's net loss was primarily as a result of dividends on its preferred stock of $39.6 million, including non-cash dividends of $38.7 million. Non-cash dividends represent the accretion of the difference between the carrying value and the mandatory redemption amounts of preferred stock that resulted from allocating a portion of the proceeds to common stock, common stock purchase warrants, and the beneficial conversion features of the shares. If Cross Media's net revenues grow more slowly than it anticipates, or if its operating expenses exceed its expectations, Cross Media's business, results of operations, financial condition and prospects would be materially and adversely affected. Although Cross Media realized net income during the first six months of 2001, there can be no assurance that Cross Media will continue to realize net income.

         Prior to the merger, LifeMinders' operations never achieved profitability. LifeMinders' operations may continue to contribute operating losses for the foreseeable future. LifeMinders incurred net losses of $50.7 million for the six months ended June 30, 2001, and $109.5 million for the year ended December 31, 2000. Although LifeMinders' operations and net losses have been significantly reduced, there is no assurance that LifeMinders' operations will not continue to incur losses.

THE ANTICIPATED BENEFITS OF THE MERGER WITH LIFEMINDERS MAY NOT BE REALIZED IN A TIMELY FASHION, OR AT ALL. IN ADDITION, CROSS MEDIA'S OPERATIONS MAY BE ADVERSELY AFFECTED IF THE OPERATION OF LIFEMINDERS' BUSINESS DIVERTS TOO MUCH ATTENTION AWAY FROM CROSS MEDIA'S BUSINESS.

         The success of the merger with LifeMinders will depend, in part, on our ability to realize the anticipated revenue enhancements, growth opportunities and synergies of combining with LifeMinders and effectively utilize the net cash and other resources we now have after the merger. There are risks related to the integration and management of the acquired technology and operations and personnel. The integration of the businesses will be a complex, time-consuming and potentially expensive process and may disrupt our Cross Media business if not completed in a timely and efficient manner. Some of the difficulties that may be encountered by the combined company include:

         - the diversion of management's attention from other ongoing business concerns;

         - the inability to utilize the acquired member database and technology effectively to grow our Cross Media business; and

         -        potential conflicts between business cultures.

         If our management focuses too much time, money and effort to integrate LifeMinders' operations and assets, they may not be able to execute our overall business strategy.

CROSS MEDIA MAY NEED ADDITIONAL FINANCING TO IMPLEMENT ITS STRATEGY AND EXPAND ITS BUSINESS.

         Cross Media may need additional debt or equity financing to pursue its strategy of expanding its business through the acquisition of companies whose businesses are strategically appropriate for it or for its existing operations. Although Media Outsourcing, Cross Media's principal subsidiary, has in the past generated positive cash flow, Cross Media's credit facility limits the amount of distributions Media Outsourcing can make to Cross Media. Any financing that Cross Media needs may not be available at all and, if available, may not be available on terms that are acceptable to Cross Media. The failure to obtain financing on a timely basis, or on economically favorable terms, could prevent Cross Media from continuing its strategy or from responding to changing business or economic conditions, and could cause Cross Media to experience difficulty in withstanding adverse operating results or competing effectively.

         If Cross Media raises additional funds by issuing equity securities, Cross Media stockholders may experience dilution of their ownership interest. Moreover, Cross Media could issue preferred stock that has rights senior to those of its common stock. If Cross Media raises funds by issuing debt securities, these securities would have rights, preferences and privileges senior to holders of common stock and lenders may place limitations on Cross Media's operations.

CROSS MEDIA IS SUBJECT TO RESTRICTIVE CREDIT FACILITY COVENANTS WHICH COULD HARM ITS FINANCIAL STATUS AND HAVE A NEGATIVE IMPACT ON ITS STOCK PRICE.

         In January 2000, Cross Media entered into an agreement with Coast Business Credit to provide a credit facility to finance the acquisition of its magazine subscription teleservicing business and the ongoing working capital needs of Media Outsourcing. Cross Media has guaranteed Media Outsourcing's obligations under the Coast credit facility and all of Media Outsourcing's assets are pledged to Coast to secure its obligations under the Coast facility.

         Under the agreement with Coast, Cross Media is required, among other things, to maintain a consolidated net worth of not less than $9 million and excess borrowing availability of $750,000. If Cross Media cannot satisfy these or other covenants under the Coast facility, Cross Media will be required to seek a waiver or amendment from Coast. In May 2001, Coast waived the requirement that Cross Media maintain a minimum tangible net worth through March 31, 2001 and waived any violation of the limitation on distributions by Media Outsourcing to Cross Media with respect to a $1 million distribution in February 2001. Although Cross Media expects to be in compliance with the provisions of the Coast facility agreement going forward, if it should require waivers or amendments to the agreement, there can be no assurance that Coast will agree. If Cross Media defaults in performing its obligations to Coast, Coast would be entitled to accelerate the maturity of outstanding indebtedness under the credit facility, $14.6 million as of June 30, 2001, and to enforce its security interest in Media Outsourcing's assets.

IF CROSS MEDIA IS UNABLE TO COLLECT ITS RECEIVABLES IN A TIMELY MANNER, ITS CASH FLOW FROM OPERATIONS WILL BE NEGATIVELY IMPACTED.

         Cross Media is subject to the risks associated with selling products on credit, including delays in collection or uncollectibility of accounts receivable. If Cross Media experiences significant delays in collection or uncollectibility of accounts receivable, its liquidity and working capital position could suffer.

IF SUBSCRIPTION CANCELLATION RESERVES ARE NOT ADEQUATE, CROSS MEDIA COULD BE REQUIRED TO INCREASE ITS RESERVES, WHICH WILL RESULT IN A REDUCTION OF REVENUES.

         Cross Media extends credit to subscribers who purchase multi-magazine subscription packages. Cross Media has established a reserve to cover subscription cancellation based upon its past history with magazine subscription orders. In the past, Cross Media has had to increase the reserves on its 20 pay contracts. If Cross Media's accounts subscription cancellation reserves are inadequate, it will be required to increase reserves, which will reduce revenues and could otherwise materially adversely effect Cross Media's results of operations.

INTERNET ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH WE HAVE OTHER BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

         Some of our customers may experience difficulty in supporting their current operations and implementing their business plans. These customers may reduce their spending on our LifeMinders' products and services, or may not be able to discharge their payment and other obligations to us. The non-payment or late payment of amounts due from a significant customer could negatively impact our financial condition. In addition to intense competition, the overall market for Internet advertising has been characterized in recent quarters by increasing softness of demand, the reduction or cancellation of advertising contracts, an increased risk of uncollectible receivables from advertisers, and the reduction of Internet advertising budgets, especially by Internet-related companies. Customers may experience difficulty in raising capital, or may be anticipating such difficulties, and therefore may elect to scale back the resources they devote to advertising, including on LifeMinders' system. Other companies in the Internet industry have depleted their available capital, and could cease operations or file for bankruptcy protection.

         In addition, our Cross Media business may be adversely affected by periods of economic slowdown, inflation or recession, which may be accompanied by a decrease in the availability of consumer credit. Any material decline in the availability of consumer credit may result in a decrease in consumer demand to make credit card purchases, which could adversely affect the demand for Cross Media's products and services.

FUTURE GROWTH COULD PLACE SIGNIFICANT STRAIN ON OUR RESOURCES AND WE MAY BE UNABLE TO MANAGE FUTURE GROWTH.

         Growth in our operations could place a significant strain on our operational systems and employee resources. As a result, we may have to implement new operational and financial systems, procedures and controls. In order to manage and accommodate our planned growth, if it occurs, we will need to continue to improve and adapt our financial planning, accounting systems, information systems and management structures. We will also need to expand, train, retain and manage our employee base. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially adversely affected.

IF WE ACQUIRE OR MAKES STRATEGIC INVESTMENTS IN OTHER BUSINESSES OR ACQUIRE OR LICENSE TECHNOLOGY AND OTHER ASSETS, WE MAY HAVE DIFFICULTY INTEGRATING THESE BUSINESSES, TECHNOLOGIES AND ASSETS OR GENERATING AN ACCEPTABLE RETURN ON ITS INVESTMENTS.

         We may acquire or enter into strategic relationships with other businesses and acquire or license technology and other assets. We cannot assure you that acquisition or licensing opportunities will be available on terms acceptable to us or at all. Any future acquisitions and strategic relationships will involve risks, including:

         -        inability to raise the required capital;

         - difficulty in assimilating the acquired assets, operations and personnel;

         -        disruption of ongoing business;

         -        distraction of management from other responsibilities; and

         -        lack of the necessary experience to enter new markets.


         We may not successfully overcome problems encountered in connection with potential acquisitions or licensing arrangements. In addition, acquisitions or strategic relationships could materially impair our operating results, causing us to incur additional debt, or requiring us to amortize acquisition expenses and acquired assets.

THE LOSS OF CROSS MEDIA'S LARGEST CALL CENTERS WOULD LIKELY RESULT IN A REDUCTION OF REVENUES AND OTHERWISE ADVERSELY AFFECT OPERATING RESULTS.

         In the year ended December 31, 2000, two independent call centers accounted for approximately 35% of Cross Media's magazine subscription revenues. These call centers do not have any commitment to generate sales for Cross Media and could therefore, at any time, terminate their relationships with Cross Media without notice, which could have a material adverse effect on our Cross Media business.

PRIOR TO THE MERGER, LIFEMINDERS HAD SCALED BACK ITS BUSINESS OPERATIONS AND SIGNIFICANTLY REDUCED ITS WORK FORCE. AS A RESULT OF THESE ACTIONS, COUPLED WITH CONTINUING WEAKNESS IN THE ONLINE ADVERTISING MARKET, FUTURE REVENUES FROM LIFEMINDERS' OPERATIONS WILL LIKELY BE SIGNIFICANTLY REDUCED.

         As announced on May 10, 2001, LifeMinders' board of directors decided to significantly scale back its business operations and reduce its work force. Revenues from our LifeMinders operations will likely continue to decline substantially from that reported in prior periods, because, among other reasons:

         - the market for online advertising will continue to decline significantly; and

         - opportunities for online advertising revenues will decline because the company will be producing and delivering a substantially lower number of emails.

IF WE DO NOT MAINTAIN LIFEMINDERS ENGAGED MEMBER BASE, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY FOR, OR MAINTAIN, ADVERTISERS AND OUR BUSINESS COULD BE ADVERSELY AFFECTED.

         LifeMinders' revenue has been derived primarily from advertisers seeking an engaged, targeted audience for their advertisements. Although we intend to continue to produce and distribute emails to LifeMinders' members, prior to the merger, LifeMinders scaled back its business operations and reduced the number of emails it sends to members. Prior to the merger, LifeMinders had discontinued most of its member related marketing activities. A significant portion of LifeMinders' revenue was historically derived from performance-based and revenue sharing arrangements. Under these arrangements, advertisers pay LifeMinders in part based on member responses to advertisements and promotions placed in email newsletters. If LifeMinders' members do not respond to advertisements and promotions placed in email newsletters, revenues from these operations could be materially and adversely affected.

         If we are unable to maintain LifeMinders engaged member base by keeping current members active (i.e., opening email newsletters and responding to the advertisements contained in those newsletters), advertisers could find our audience less attractive and effective for promoting their products and services.

COMPETITION IN THE ONLINE ADVERTISING MARKET INDUSTRY IS INTENSE, AND LIFEMINDERS' SCALED BACK OPERATIONS MAY MAKE IT MORE DIFFICULT FOR US TO COMPETE EFFECTIVELY AND MAY REDUCE OUR ABILITY TO RETAIN AND ATTRACT ADVERTISERS.

         We face intense competition from both traditional and online advertising and direct marketing businesses. LifeMinders' scaled back operations will make it more difficult to compete effectively with its competitors. If we are not able to compete effectively, we may not be able to retain current advertisers or attract new advertisers. This would reduce revenues from our LifeMinders' operation. We face competition for marketing dollars from online portals and community websites such as AOL, Yahoo!, and CNET Networks, Inc. In addition, other companies offer competitive email direct marketing services, including coolsavings.com, MyPoints.com, NetCreations, YesMail.com and Digital Impact.

Additionally, traditional advertising agencies and direct marketing companies may seek to offer online products or services that compete with those offered by us.

         Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we have. Our competitors will most likely continue to develop and market new technologies and products and to conduct research allowing them to identify and respond to changes in customer requirements. In addition, these competitors will continue to aggressively market and sell their products and services.

WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY RIGHTS AND OTHER PROPRIETARY INFORMATION, AND ANY FAILURE TO PROTECT AND MAINTAIN THESE RIGHTS AND INFORMATION COULD PREVENT US FROM COMPETING EFFECTIVELY.

         We seek to protect through a combination of patent, copyright, trade secret and trademark law, as well as confidentiality or license agreements with employees, consultants, and corporate and strategic partners. If we are unable to prevent the unauthorized use of our proprietary information or if our competitors are able to develop similar technologies independently, the competitive benefits of our LifeMinders' technologies, intellectual property rights and proprietary information will be diminished.

WE DEPEND HEAVILY ON ITS NETWORK INFRASTRUCTURE AND IF THIS FAILS IT COULD RESULT IN UNANTICIPATED EXPENSES, AS WELL AS PREVENT OUR LIFEMINDERS' MEMBERS FROM EFFECTIVELY UTILIZING OUR LIFEMINDERS' SERVICES. THIS COULD NEGATIVELY IMPACT OUR ABILITY TO RETAIN LIFEMINDERS' MEMBERS AND ADVERTISERS.

         Our ability to successfully create and deliver our LifeMinders' email newsletters depends in large part on the capacity, reliability and security of its networking hardware, software and telecommunications infrastructure. Failures of the network infrastructure could result in unanticipated expenses to address such failures and could prevent our LifeMinders' members from effectively utilizing our LifeMinders' services, which could prevent us from retaining members and advertisers. We do not have fully redundant systems or a formal disaster recovery plan. The system is susceptible to natural and man-made disasters, including earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of the systems. Our insurance policies may not adequately compensate it for any losses that may occur due to any damages or interruptions in the systems. Accordingly, we could be required to make capital expenditures in the event of unanticipated damage.

         In addition, our LifeMinders' members depend on Internet service providers, or ISPs, for access to our LifeMinders website. Due to the rapid growth of the Internet, ISPs and websites have experienced significant system failures and could experience outages, delays and other difficulties due to system failures unrelated to our LifeMinders' systems. These problems could harm our LifeMinders' business by preventing members from effectively utilizing its services.

THE CONTENT CONTAINED IN LIFEMINDERS' EMAILS MAY SUBJECT IT TO SIGNIFICANT LIABILITY FOR NEGLIGENCE, COPYRIGHT OR TRADEMARK INFRINGEMENT OR OTHER MATTERS.

        If any of the content that we create and deliver to our LifeMinders members or any content that is accessible from our LifeMinders' emails through links to other websites contains errors, third parties could make claims against us for losses incurred in reliance on such information. In addition, the content contained in or accessible from LifeMinders' emails could include material that is defamatory, violates the copyright or trademark rights of third parties, or subjects it to liability for other types of claims. Our general liability insurance may not cover claims of these types or may not be adequate to indemnify it for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could result in significant costs and expenses and damage our reputation.

        We have also entered into agreements with certain e-commerce partners under which we may be entitled to receive a share of certain revenue generated from the purchase of goods and services through direct links to LifeMinders' e-commerce partners from the emails sent by us. These agreements may expose us to additional legal risks and uncertainties, including potential liabilities to consumers of those products and services by virtue of our involvement in providing access to those products or services, even if we do not provide those products or services. Any indemnification provided to us in its agreements with these parties, if available, may not adequately protect us.

CONCERNS ABOUT, OR BREACHES OF, THE SECURITY OF OUR LIFEMINDERS' MEMBER DATABASE COULD RESULT IN SIGNIFICANT EXPENSES TO PREVENT BREACHES, AND SUBJECT US TO LIABILITY FOR FAILING TO PROTECT THE MEMBERS' INFORMATION.

         We maintain a database containing information about our LifeMinders members. Unauthorized users accessing our LifeMinders' systems remotely may access its database or authorized users may make unauthorized copies of all or part of the database for their own use in violation of specific agreements to the contrary. As a result of these security and privacy concerns, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by security breaches, and may be unable to effectively target direct marketing offers to members or may be subject to legal claims of members if unauthorized third parties gain access to our LifeMinders' system and alter or destroy information in its database. Also, any public perception that we engaged in the unauthorized release of member information, whether or not correct, would adversely affect our ability to retain members.

OUR LIFEMINDERS' BUSINESS MAY BE ADVERSELY AFFECTED BY THE REFUSAL OF ONE OR MORE EMAIL DELIVERY PROVIDERS TO DELIVER OUR, OR OUR CUSTOMERS', MESSAGES.

         Our LifeMinders' business may be adversely affected by the unilateral election of certain domain administrators to block, filter or otherwise prevent the delivery of Internet advertising or commercial emails to their users. We cannot assure you that the number of domains which establish policies restricting their users receipt of commercial deliveries as consideration for receiving service will not become increasingly more popular, thereby diminishing the reach of our LifeMinders' service, or the service of our customers.

OUR LIFEMINDERS' BUSINESS MAY BE ADVERSELY AFFECTED BY PRODUCTS OFFERED BY THIRD PARTIES.

         Our ability to continue operating our LifeMinders' business may be adversely affected by the adoption by computer users of technologies that harm the performance of our products and services, such as technologies that allow domain administrators on the aggregate level, or individual users managing their own email accounts, to block, filter or otherwise prevent the delivery of Internet advertising or commercial emails, or to block access to any services that use cookies or other tracking technologies. We cannot assure you that the number of domains or individual computer users who employ these or other similar technologies will not increase, thereby diminishing the efficacy of our LifeMinders', or our customers', services. LifeMinders' business, financial condition and results of operations could be materially and adversely affected if one or more of these technologies is widely accepted.

SWEEPSTAKES REGULATION MAY LIMIT OUR ABILITY TO CONDUCT SWEEPSTAKES AND OTHER CONTESTS, WHICH COULD NEGATIVELY IMPACT OUR ABILITY TO RETAIN LIFEMINDERS' MEMBERS.

         The conduct of sweepstakes, lotteries and similar contests, including by means of the Internet, is subject to extensive federal, state and local regulation, which may restrict our ability to offer contests and sweepstakes in some geographic areas or altogether. Any restrictions on these promotions could adversely affect our ability to retain LifeMinders' members.

OUR LIFEMINDERS' BUSINESS MAY BE ADVERSELY AFFECTED IF DEMAND FOR INTERNET ADVERTISING FAILS TO GROW AS PREDICTED OR DIMINISHES.

         The Internet advertising industry is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and acceptance for Internet advertising solutions is uncertain. Many of our advertising customers have limited experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. We cannot assure you that our advertising customers will continue to allocate a portion of their advertising budget to Internet advertising or that the demand for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. LifeMinders' results of operations have been adversely affected in recent quarters as a result of a significantly declining market for online advertising, and we expect that these adverse market conditions will continue. If the market for online advertising fails to improve or deteriorates more than expected, our LifeMinders' business, and consequently, our results of operations and financial condition could be materially and adversely affected.

         There are currently no generally accepted standards or tools for the measurement of the effectiveness of Internet advertising or the planning of advertising purchases, and generally accepted standard measurements and tools may need to be developed to support and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept the measurements of advertisement delivery results developed by us or a third party. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies that its customers may not accept.

         A significant portion of LifeMinders' revenue has historically been derived from the delivery of advertisements, which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if we are unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of our online advertising business could be limited and revenue levels could decline. There are also `filter' software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and LifeMinders' business, could be materially and adversely affected by web users' widespread adoption of this software.

THE UNAUTHORIZED ACCESS OF CONFIDENTIAL MEMBER INFORMATION THAT WE TRANSMIT OVER PUBLIC NETWORKS COULD ADVERSELY AFFECT ITS ABILITY TO RETAIN MEMBERS.

         Our LifeMinders members transmit confidential information to us over public networks and the unauthorized access of such information by third parties could harm our reputation and significantly hinder our efforts to retain LifeMinders' members. We rely on a variety of security techniques and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect customer transaction data.

PROBLEMS WITH THE PERFORMANCE AND RELIABILITY OF THE INTERNET INFRASTRUCTURE COULD ADVERSELY AFFECT THE QUALITY AND RELIABILITY OF THE PRODUCTS AND SERVICES WE OFFER OUR MEMBERS AND ADVERTISERS.

         We depend on the Internet infrastructure to deliver attractive, reliable and timely email newsletters to our LifeMinders members. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. Currently, there are regular failures of the Internet network infrastructure, including outages and delays, and the frequency of these failures may increase in the future. These failures may reduce the benefits of our LifeMinders' products and services to our LifeMinders' members and undermine our advertising partners' and members' confidence in the Internet as a viable commercial medium. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation.

WE MAY HAVE TO LITIGATE TO PROTECT ITS INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS OR TO DEFEND CLAIMS OF THIRD PARTIES, AND SUCH LITIGATION MAY SUBJECT IT TO SIGNIFICANT LIABILITY AND EXPENSE.

         There is a substantial risk of litigation regarding intellectual property rights in Internet-related businesses. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. We may have to litigate in the future to enforce its intellectual property rights, protect its trade secrets or defend itself against claims of violating the proprietary rights of third parties. This litigation may subject us to significant liability for damages and result in invalidation of proprietary rights. In addition, such litigation could be time-consuming and expensive to defend, even if not meritorious, and result in the diversion of management time and attention. Any of these factors could adversely affect our LifeMinders' business operations.

GOVERNMENT REGULATION COULD ADD SIGNIFICANT ADDITIONAL COSTS TO OUR BUSINESS AND IMPOSE RESTRICTIONS ON OUR MARKETING PRACTICES WHICH COULD INTERFERE WITH OUR OPERATIONS AND HAVE A SIGNIFICANT ADVERSE EFFECT ON REVENUES.

         Laws and regulations applicable to direct marketing, telemarketing, Internet marketing, consumer protection and membership club services are becoming more prevalent. Each of the 50 states and the Federal government has laws regulating telemarketing, sweepstakes promotions, promotional incentives and advertising to consumers, which vary from state to state. While we review our Cross Media telemarketing scripts and advertising copy to ensure that they comply with applicable laws, there is no guarantee that Federal or state authorities will not find that our marketing efforts do not comply with these laws. In addition, it is likely that additional Federal and/or state regulations regarding telemarketing, sweepstakes, email marketing and other marketing practices engaged in by our Cross Media business will be enacted. If enacted, these regulations could have an adverse effect on revenues and result in additional expenses to our Cross Media business and could require Cross Media to refrain from engaging in specific activities or modify its business practices.

         The Federal Trade Commission is currently in the process of reviewing the provisions of the Telemarketing Sales Rule and Negative Option Rule to determine if any changes to the rule should be made. If the Federal Trade Commission determines that changes to the rule are necessary, changes could have a significant adverse effect on our Cross Media business.

         In 1999, Congress enacted the Deceptive Mail Prevention and Enforcement Act, which imposes various restrictions on the offering of sweepstakes through the mail. Additional sweepstakes legislation has been enacted or is pending in various states. This additional regulation could have an adverse impact on our Cross Media marketing activities.

         Federal and state authorities have also been investigating various companies' use of marketing practices, such as the use of personal information, magazine subscription agents' sweepstakes practices and the marketing of membership club services through the use of inbound and outbound telemarketing campaigns. These investigations could result in additional rules, regulations or industry standards, which could have an adverse impact on our marketing practices. At least two of the state investigations have directly involved Memberworks, whose club memberships Cross Media is marketing. To the extent Cross Media derives revenue from the sale of memberships in the Memberworks club, there is a risk that Cross Media could be subject to investigation as well, which could have an adverse impact on it.

EXTENSIVE GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATED TO DOING BUSINESS ON THE INTERNET COULD LIMIT OUR SALES OR ADD SIGNIFICANT ADDITIONAL COSTS TO OUR BUSINESS.

         Laws and regulations directly applicable to Internet communications, commerce, marketing and data protection are becoming more prevalent. If any of these laws hinder the growth of Internet use generally or decreases the acceptance of the Internet as a medium of communications, commerce and marketing our Cross Media business and prospects may suffer materially. The United States Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Other laws and regulations may be adopted covering issues such as user privacy, marketing activities, pricing, content, taxation and quality of products and services. The governments of some states and foreign countries have begun to regulate our Cross Media transactions and levy sales or other taxes relating to its activities and will likely continue to do so. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising and marketing services. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

         Laws and regulations governing the transmission of unsolicited email marketing messages are being considered in many jurisdictions. Legislation of that type has recently been adopted by numerous states, and similar legislation is pending in several states and in Congress. These laws could have an adverse impact on our Cross Media Internet marketing activities. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND CONSUMERS COULD HARM OUR BUSINESS.

         There have been increasing public debate about the collection, distribution and use of information about consumers. New limitations on the collection and use of information relating to Internet users are currently being considered by legislatures and regulatory agencies in the United States and internationally. We are unable to predict whether any particular proposal will pass, or the nature of the limitations in those proposals that do pass. Since many of the proposals are in their developmental stages, we are unable to determine the impact these may have on our business. In addition, it is possible that changes to existing law, including new interpretations of existing law, could have a material and adverse impact on our business, financial condition and results of operations.

THE SUBSTANTIAL NUMBER OF OPTIONS AND WARRANTS TO PURCHASE CROSS MEDIA COMMON STOCK COULD RESULT IN DILUTION TO CROSS MEDIA STOCKHOLDERS.

         If the holders of the outstanding Cross Media options and common stock purchase warrants exercise those options and warrants, including those issued in connection with the merger and warrants being issued as partial consideration for conversion of outstanding preferred stock, and the holders of all outstanding convertible securities converted them into common stock, Cross Media would be required to issue approximately 5.1 million additional shares of common stock, based on current exercise and conversion prices. The exercise of options and warrants and convertible rights, most of which have exercise prices or conversion rates below the current market price of Cross Media common stock, will result in dilution to Cross Media stockholders.

BECAUSE OWNERSHIP OF CROSS MEDIA IS CONCENTRATED, A SMALL NUMBER OF STOCKHOLDERS EXERT SIGNIFICANT INFLUENCE OVER CROSS MEDIA.

         If a few of the largest stockholders of Cross Media were to act together, as a result of their aggregate ownership, they would have the ability to exert significant influence over Cross Media's business, including the election of directors and the approval of any other action requiring the approval of stockholders. This concentration of share ownership may:

         -        delay or prevent a change of control of Cross Media;

         - impede a merger, consolidation, takeover or other business combination involving Cross Media; and/or

         - discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Cross Media.

PROVISIONS OF CROSS MEDIA'S CORPORATE CHARTER DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL.

         Cross Media's certificate of incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by Cross Media's board of directors, without further action by stockholders, and may include, among other things, voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. Specific rights granted to future holders of preferred stock could be used to restrict Cross Media's ability to merge with, or sell its assets to, a third party. The ability of Cross Media's board of directors to issue preferred stock could discourage, delay, or prevent a takeover of Cross Media, thereby preserving control by the current stockholders.

         As a Delaware corporation, Cross Media is subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a "business combination" with an

"interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. Subject to exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. As a result of the application of Section 203, potential acquirers may be discouraged from attempting to acquire Cross Media, thereby possibly depriving its stockholders of acquisition opportunities to sell or otherwise dispose of its stock at above-market prices typical of acquisitions.

                           FORWARD-LOOKING STATEMENTS

         When used in this prospectus, the words "believe," "plan," "expects," and "anticipates," and similar expressions are intended to identify forward-looking statements. Except for historical information contained in this prospectus, the matters discussed and the statements made herein or in the information incorporated by reference herein concerning our future prospects are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend that all forward-looking statements be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our views as of the date they are made with respect to future events, but are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are not guarantees of future performance, and necessarily involve risks and uncertainties, and our results could differ materially from those anticipated in the forward-looking statements contained in this prospectus.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock by the selling stockholders, except that Richard L. Prochnow has agreed to apply one-third of the net proceeds from sales of his shares to repay the outstanding balance (currently $697,500) of a note he issued to us in connection with the purchase of those shares. See below "Selling Stockholders."

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue 40,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

         The following description of our capital stock gives effect to a one-for-five share reverse split of our common stock effective on October 24, 2001, does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, and the applicable laws of the State of Delaware.

         COMMON STOCK

         On October 26, 2001, a total of approximately 12.2 million shares of common stock were issued and outstanding. The holders of common stock are entitled to one vote for each share so held and are entitled to notice of any stockholders meeting and to vote upon any matters as provided in our bylaws or as may be provided by law. Except for and subject to those rights expressly granted to holders of preferred stock, and except as may be provided by the laws of the State of Delaware, the holders of common stock have all other rights of stockholders, including without limitation, (i) the right to receive dividends, when, as and if declared by our board, and (ii) in the event of any distribution of assets upon a liquidation or otherwise, the right to receive all the assets and funds of Cross Media Marketing

Corporation remaining after the payment to the holders of the preferred stock of the specific amounts to which they are entitled.

         PREFERRED STOCK

         The board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. We currently have no shares of preferred stock,issued and outstanding. We have no current plans to issue any shares of preferred stock.

                              SELLING STOCKHOLDERS

         The table below sets forth information, as of October 26, 2001, regarding the beneficial ownership of the shares of common stock by the selling stockholders (including shares of common stock issuable to certain selling stockholders upon exercise of warrants, as indicated). The board of directors and stockholders of Cross Media approved the adoption of an amended and restated certificate of incorporation which, among other things, resulted in a one-for-five reverse split of Cross Media's outstanding shares of common stock. In addition, the amended and restated certificate of incorporation decreased the number of authorized shares of common stock to 40,000,000. The information regarding the selling stockholders' beneficial ownership after this offering gives effect to the reverse stock split and the decrease in the number of authorized shares of common stock, and assumes that all the shares of common stock offered by this prospectus are sold. The percentage information below is based on approximately 12.2 million shares of common stock issued and outstanding as of October 26, 2001. All of these securities were issued in private transactions that were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) or 3(a)(9) of that Act.

                                            NUMBER OF SHARES OF
                                                COMMON STOCK                                          COMMON STOCK
                                             BENEFICIALLY OWNED       NUMBER OF SHARES OF          BENEFICIALLY OWNED
          SELLING STOCKHOLDER                 BEFORE OFFERING         COMMON STOCK OFFERED           AFTER OFFERING
Richard M. Cohen (1)                                 54,200                    10,000                      44,200*
Lancer Offshore, Inc. (2)                         3,591,614                 3,591,614                       0
Lancer Partners, L.P. (3)                           400,000                   400,000                       0
Capital Research Ltd. (4)                           587,094                   587,094                       0
Joseph Giamanco (5)                                 124,998                   124,998                       0
William M. Osborne (6)                               40,000                    40,000                       0
Maceland Ltd. (7)                                    13,800                    10,000                       3,800*
Bergmont Ltd. (8)                                    29,000                    20,000                       9,000*
Richard Kaufman (9)                                  90,500                     6,000                      84,500*
Richard L. Prochnow                                 381,000                   380,000                       1,000*
RLP Holdings, L.P.                                  200,000                   200,000                       0
M.H. Meyerson & Co., Inc. (10)                       25,000                    25,000                       0
The Equity Group Inc. (11)                            2,000                     2,000                       0
Steven Antebi (12)                                  170,000                   170,000                       0
Kreditbank S.A.
    Luxembourgeoisie                                 55,908                    55,908                       0
Banque Diamantaire (Suisse)
    S.A.                                             13,745                    13,745                       0
Tyman Holdings Inc.                                  30,000                    30,000                       0
Fontenelle LLC (13)                                  50,000                    50,000                       0
Commtel Services Ltd.                               156,309                   156,309                       0
Dominic Bassani (14)                                 13,808                    13,808                       0
Kerry Fleming (15)                                   41,426                    41,426                       0
Jean Frisa (16)                                       4,603                     4,603                       0
Craig Kirsch (17)                                     1,980                     1,980                       0
Jodi Kirsch (18)                                     18,411                    18,411                       0
David Jan Mitchell (19)                              15,808                    13,808                     2,000*

Stephen J. Posner (20)                                2,301                     2,301                       0
Krishnan Thampi (21)                                  4,603                     4,603                       0
D2 Co. LLC (22)                                      46,930                    46,930                       0
Dublin Holding, LTD (23)                              9,205                     9,205                       0
JR Squared LLC (24)                                  13,808                    13,808                       0
TCMP3 Capital LLC (25)                                5,523                     5,523                       0
Carmine DePalma (26)                                  4,950                     4,950                       0
Daryl E. DeCroix (27)                                 6,200                     6,200                       0
Anthony Gugino (28)                                   6,200                     6,200                       0
International Marketing
    Association, Inc. (29)                           50,000                    50,000                       0
East Coast Magazine Sales (30)                       40,000                    40,000                       0
Kanin, Corbin, Schupak &
    Aronow, Inc. (31)                                10,000                    10,000                       0
Bob Giordano (32)                                    10,000                    10,000                       0
Weil Consulting Corporation (33)                     13,000                    13,000                       0
Michael Graham Mander                                 2,000                     2,000                       0
Lowell D. Kraff                                       4,800                     4,800                       0
Richard Stierwalt                                     8,200                     8,200                       0
Marc Komorsky (34)                                   23,333                    23,333                       0
Peter W. Adolph (35)                                 23,333                    23,333                       0
Lawrence Zaslow (36)                                 23,333                    23,333                       0
Emanuel/Addington Living Trust (37)
                                                     70,000                    70,000                       0
The Mandel Company (38)                              24,000                    24,000                       0
Earl D. Greenburg (39)                               16,000                    16,000                       0
Joel Margulies (40)                                  16,000                    16,000                       0
Internet PR Group Inc. (41)                          10,000                    10,000                       0
Kramer Levin Naftalis & Frankel
    LLP                                              24,055                    24,055                       0
Herbert R. Towning (42)                               6,000                     6,000                       0
Elisabeth Schoenenberger (43)                         2,000                     2,000                       0
Trilogy Capital Group, Inc. (44)                     39,683                    39,683                       0
H&H Financial, Inc. (45)                              2,333                     2,333                       0
Brantridge Estates Limited                          111,000                    82,000                    29,000*
Sireton Holdings Ltd.                                10,000                    10,000                       0
Koyah Leverage Partners, L.P. (46)
                                                    138,000                   138,000                       0
W. Burns Hoffman                                     50,000                    50,000                       0
Katz Family Limited Partnership                      92,194                    92,194                       0
Aron B. Katz                                         50,000                    50,000                       0
Metoia (S.A. Holding)                                30,000                    30,000                       0
Steven L. Vanechanos                                  8,957                     8,957                       0
CEOcast, Inc.                                         5,300                     5,300                       0
Richard Geist (47)                                    8,000                     8,000                       0
Bushnell Corporation                                140,000                   140,000                       0
Ken Lambert (48)                                     54,258                    22,658                    31,600*
Peter W. Clark (49)                                  17,658                    17,658                       0
Harry Joe Brown (50)                                 45,000                    45,000                       0

Underhill Capital Corporation (51)
                                                      5,000                     5,000                       0
                                                  ---------                 ---------                     ---------------
Total                                             7,394,361                 7,189,261                     205,100 (1.66%)
                                                  =========                 =========                     ===============

         *  less than 1%

         (1) The amounts shown as beneficially owned before the Offering and after the Offering include shares issuable upon exercise of options to purchase 44,000 shares of common stock.

         (2) The amounts shown as beneficially owned before the Offering and as offered in the Offering include shares issuable upon exercise of warrants to purchase 600,000 shares of common stock.

         (3) The amounts shown as beneficially owned before the Offering and as offered in the Offering include shares issuable upon exercise of warrants to purchase 200,000 shares of common stock.

         (4) The amounts shown as beneficially owned before the Offering and as offered in the Offering include shares issuable upon exercise of warrants to purchase 203,466 shares of common stock.

         (5) The amounts shown as beneficially owned before the Offering and as offered in the Offering include shares issuable upon exercise of warrants to purchase 35,000 shares of common stock.

         (6) The amounts shown as beneficially owned before the Offering and as offered in the Offering include 20,000 shares issuable upon the exercise of a warrant.

         (7) The amounts shown as beneficially owned before the Offering and as offered in the Offering include 5,000 shares issuable upon the exercise of a warrant.

         (8) The amounts shown as beneficially owned before the Offering and as offered in the Offering include 10,000 shares issuable upon the exercise of a warrant.

         (9) The amount shown as beneficially owned before the Offering includes, and the amount shown as offered in the Offering consists of, 6,000 shares issuable upon the exercise of a warrant, and the amount shown as beneficially owned before the Offering and the amount shown as beneficially owned after the Offering includes 82,500 shares issuable upon exercise of stock options, but does not include 142,500 shares issuable upon exercise of stock options which vest more than 60 days from October 26, 2001.

         (10) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 25,000 shares issuable upon exercise of warrants.

         (11) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 2,000 shares issuable upon exercise of warrants.

         (12) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 170,000 shares issuable upon exercise of warrants.

         (13) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 50,000 shares issuable upon exercise of warrants.

         (14) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 13,808 shares issuable upon exercise of warrants.

         (15) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 41,426 shares issuable upon exercise of warrants.

         (16) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 4,603 shares issuable upon exercise of warrants.

         (17) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 1,980 shares issuable upon exercise of warrants.

         (18) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 18,411 shares issuable upon exercise of warrants.

         (19) The amount shown as beneficially owned before the Offering includes, and the amount shown as offered in the Offering consists of 13,808 shares issuable upon exercise of warrants, and the amount shown as beneficially owned before the Offering includes, and the amount shown as beneficially owned after the Offering consists of 2,000 shares issuable upon exercise of a stock option.

         (20) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 2,301 shares issuable upon exercise of warrants.

         (21) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 4,603 shares issuable upon exercise of warrants.

         (22) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 46,930 shares issuable upon exercise of warrants.

         (23) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 9,205 shares issuable upon exercise of warrants.

         (24) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 13,808 shares issuable upon exercise of warrants.

         (25) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 5,523 shares issuable upon exercise of warrants.

         (26) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 4,950 shares issuable upon exercise of warrants.

         (27) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 6,200 shares issuable upon exercise of warrants.

         (28) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 6,200 shares issuable upon exercise of warrants.

         (29) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 50,000 shares issuable upon exercise of warrants.

         (30) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 40,000 shares issuable upon exercise of warrants.

         (31) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 10,000 shares issuable upon exercise of warrants.

         (32) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 10,000 shares issuable upon exercise of warrants.

         (33) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 13,000 shares issuable upon exercise of warrants.

         (34) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 23,333 shares issuable upon exercise of warrants.

         (35) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 23,333 shares issuable upon exercise of warrants.

         (36) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 23,333 shares issuable upon exercise of warrants.

         (37) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 70,000 shares issuable upon exercise of warrants.

         (38) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 24,000 shares issuable upon exercise of warrants.

         (39) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 16,000 shares issuable upon exercise of warrants.

         (40) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 16,000 shares issuable upon exercise of warrants.

         (41) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 10,000 shares issuable upon exercise of warrants.

         (42) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 6,000 shares issuable upon exercise of warrants.

         (43) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 2,000 shares issuable upon exercise of warrants.

         (44) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 39,683 shares issuable upon exercise of warrants.

         (45) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 2,333 shares issuable upon exercise of warrants.

         (46) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, includes 18,000 shares issuable upon exercise of warrants.

         (47) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 8,000 shares issuable upon exercise of warrants.

         (48) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, includes 10,000 shares issuable upon exercise of warrants, and the amount shown as beneficially owned before the Offering, and the amount shown beneficially owned after the Offering, includes 30,000 shares issuable upon exercise of stock options.

         (49) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, includes 5,000 shares issuable upon exercise of warrants.

         (50) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 45,000 shares issuable upon exercise of warrants.

         (51) The amount shown as beneficially owned before the Offering, and the amount shown as offered in the Offering, consists of 5,000 shares issuable upon exercise of warrants.

         The aggregate proceeds to each selling stockholder from the sale of the common stock offered hereby will be the purchase price of common stock less discounts and commissions, if any.

         Information with respect to share ownership of each selling stockholder has been provided by that selling stockholder. The shares offered under this prospectus may be offered from time to time, in whole or in part, by a selling stockholder or its transferees. Except for Richard M. Cohen, who has been a director of Cross Media since October 1998, Richard Kaufman, who has been a director of Cross Media since July 1999 and the President and Chief Operating Officer of Cross Media since May 2000, Ken Lambert, who has been a director of Cross Media since March 2000, and Trilogy Capital Group, whose Senior Vice President, Alfonso J. Cervantes, is Cross Media's Senior Vice President of Business Development, no selling stockholder has been an officer, director or employee of Cross Media Marketing for the past three years. All of the shares are being offered pursuant to registration rights we granted to the selling stockholders. Certain additional information regarding the selling stockholders is set forth below.

         Richard M. Cohen

         In October 1998, Richard M. Cohen purchased 10,000 shares of our common stock in a private placement.

         Lancer Offshore, Inc.; Lancer Partners; Capital Research Ltd.

         In March 1999, Lancer Offshore, Inc. ("Lancer") and Lancer Partners each purchased 200,000 shares of our common stock and warrants to purchase 200,000 shares of our common stock at an exercise price of $17.50 per share in a private placement. The warrants are exercisable through December 31, 2001.

         In January 2000, we retained Capital Research Ltd. as a consultant to assist us in connection with: the completion of the financing relating to our acquisition of DSI and various other matters. During 2000, we paid Capital Research Ltd. approximately $128,000 in consulting fees. We also issued to Capital Research five-year warrants to purchase 10,000 shares of common stock on June 1, September 1 and December 1, 2000, and March 1, June 1, and September 1, 2001, with exercise prices of $7.1875, $12.50, $8.75, $7.45, $8.50 and $7.45 per share, respectively. We paid additional fees to Capital Research in the form of cash and securities in connection with the financings and related transactions described below.

         On January 28, 2000, Lancer purchased 380,000 shares of common stock, 20,000 shares of Cross Media's former Series A Convertible Preferred Stock (the "Old Series A Shares") and 45,000 shares of Series C Convertible Preferred Stock (the "Series C Shares"), for a total purchase price of $6,500,000. In connection with the purchase, we also reduced the exercise price of the warrants to purchase 400,000 shares of common stock issued to Lancer and Lancer Partners in March 1999 from $17.50 per share to $5.00 per share. Pursuant to the consulting agreement, we issued to Capital Research 1,500 Old Series A Shares and 6,000 shares of common stock in connection with the Old Series A financing and 3,392 Series C Shares and 22,613 shares of common stock in connection with the Series C financing.

         On March 21, 2000, Lancer and Capital Research agreed to extend the mandatory redemption date of the Old Series A Shares from March 28 to April 12, 2000 in exchange for 50,000 and 5,000 shares of common stock, respectively.

         On March 27, 2000, we issued to Lancer and Capital Research, in full satisfaction of their rights as holders of the Old Series A Shares, (i) 979,683 shares of common stock, including shares issuable upon conversion of all of the outstanding Old Series A Shares, accrued and unpaid dividends thereon and additional shares of common stock issued in exchange for their agreement to convert the Old Series A Shares (of which Lancer received 911,333 shares and Capital Research received 68,350 shares); and (ii) (A) five-year warrants to purchase 231,733 shares of common stock at an exercise price of $2.50 per share (of which Lancer received warrants to purchase 200,000 shares and Capital Research received warrants to purchase 31,733 shares), and (B) five-year warrants to purchase 231,733 shares of common stock at an exercise price of $5.00 per share (of which Lancer received warrants to purchase 200,000 shares and Capital Research received warrants to purchase 31,733 shares). We also paid Capital Research a fee of a five-year warrant to purchase 60,000 shares of common stock at an exercise price of $11.25 per share in connection with the Old Series A conversion.

         On June 14, 2000, Lancer purchased an additional 7,500 Series C Shares and 50,000 shares of common stock for $750,000. In connection with this purchase, we agreed to further reduce the exercise price of the March 1999 warrants to purchase 400,000 shares of common stock from $5.00 to $2.50 per share. We also agreed to permit a Lancer designee to attend all meetings of our Board of Directors. We paid Capital Research a fee in connection with the June 14, 2000 financing consisting of $43,750 in cash, 562.5 Series C Shares, five-year warrants to purchase 20,000 shares of common stock at an exercise price of $9.375 per share and 3,750 shares of common stock.

         In April, July and December 2000 and January 2001, the holders of the Series C Shares agreed to waive certain defaults and related rights granted to them in the Certificate of Designations covering the Series C Shares. The holders received consideration for these waivers (in the form of shares of common stock and other rights) ratably in accordance with their respective ownership interests in the Series C Shares, and Capital Research received fees consisting of $100,000 in cash, 106,800 shares of common stock, and 1,500 Series C Shares.

         On February 15, 2001 we redeemed 22,992 Series C Shares (16,665 of which were owned by Lancer and 5,454.5 were owned by Capital Research) for a total payment of $2,299,200 plus $122,000 of accrued and unpaid dividends (of which Lancer received a total of $1,738,417.81 and Capital Research received a total of $230,739.68). The remaining Series Shares C were converted into 789,250 shares of common stock (of which Lancer received 716,700 shares and Capital Research received 72,550 shares). In consideration of their agreement to convert the Series C Shares (which we would otherwise have been required to redeem in full on February 15, 2001), we issued to the holders, pro rata in accordance with the number of Series C Shares converted by each of them, an aggregate of 133,280 additional shares of common stock (of which Lancer received 121,100 shares and Capital Research received 12,180 shares).

         As Investment Manager of Lancer and the Investment Manager and General Partner of Lancer Partners, Michael Lauer has shared voting and dispositive power over securities owned by Lancer and Lancer Partners. Mr. Lauer disclaims beneficial ownership in these securities except to the extent of his pecuniary interest therein.

         As Chairman of the Board and President, respectively, of Capital Research, Bruce D. Cowen and James Kelly have shared voting and dispositive power over securities owned by Capital Research. Messrs. Cowen and Kelly each disclaims beneficial ownership in these securities except to the extent of his pecuniary interest in these securities and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.

         Joseph Giamanco

         In March 1999, Joseph Giamanco purchased 35,000 shares of common stock and warrants to purchase 35,000 shares of common stock at an exercise price of $17.50 per share in a private placement. The warrants are exercisable through December 31, 2001. In January 2000, Mr. Giamanco purchased 3,000 Series C Shares and 20,000 shares of common stock for $300,000. In connection with this purchase, we also reduced the exercise price of Mr. Giamanco's March 1999 warrants from $17.50 per share to $5.00 per share. In April, July and December 2000 and January 2001, the holders of the Series C Shares agreed to waive certain defaults and related rights granted to them in the Certificate of Designations covering the Series C Shares. The holders received consideration for these waivers (in the form of shares of common stock and other rights) ratably in accordance with their respective ownership interests in the Series C Shares. On February 15, 2001, we redeemed all of Mr. Giamanco's Series C Shares for a total payment of $301,561 (including accrued and unpaid dividends). Of such amount, $102,361 was paid in cash and the balance was evidenced by a promissory note due August 15, 2001. The note accrues interest at an annual rate of 10%.

         William M. Osborne

         On March 31, 1999, William M. Osborne purchased 20,000 shares of common stock and warrants to purchase an additional 20,000 shares of common stock from us for $100,000 in a private transaction.

         Richard Kaufman

         On May 19, 1999, we issued a warrant to Richard Kaufman to purchase 6,000 shares of common stock as consideration for consulting services rendered to Cross Media.

         Maceland Ltd.; Bergmont Ltd.

         In May 1999, Maceland Ltd. and Bergmont Ltd. purchased an aggregate of 15,000 shares of common stock and warrants to purchase an aggregate of 15,000 shares of common stock in a private placement.

         Richard L. Prochnow; RLP Holdings L.P.

         On January 28, 2000, we acquired the business of Direct Sales International, L.P. ("DSI") for approximately $27.6 million, including: (i) $25.0 million in cash; (ii) an agreement (described below) to loan $1.5 million to AmeriNet, Inc.; and (iii) approximately $1.1 million in closing costs and fees. Richard L. Prochnow was the sole stockholder of the general partner of DSI and the owner of over 90% of the partnership interests, as well as the majority stockholder of AmeriNet.

         In June 1999, Mr. Prochnow purchased 500,000 shares of our common stock in exchange for a $2,500,000 principal amount promissory note. In January 2000, in connection with an amendment and partial payment of this note, we also granted Mr. Prochnow the right to sell us up to 120,000 shares of common stock at a price of $15.00 per share commencing January 15, 2001. In May 2001, Mr. Prochnow exercised this right and sold us 120,000 shares of common stock. Pursuant to an agreement with Mr. Prochnow, we paid the $1,800,000 purchase price to Mr. Prochnow by reducing the outstanding principal balance on Mr. Prochnow's note to us from $2,497,500 to $697,500. Mr. Prochnow has agreed to apply one-third of the net proceeds from future sales of his shares to repay the outstanding balance of the note. This note was originally secured by a pledge of 380,000 shares of common stock. We also agreed with

Mr. Prochnow to release 273,600 shares from the pledge, leaving 106,400 shares to secure to remaining balance of the note.

         In January 2000, our subsidiary MOS entered into a three-year consulting agreement with Mr. Prochnow. During 2000, we paid Mr. Prochnow approximately $575,000 in consulting fees and expenses under this agreement. We also paid approximately $200,000 in property lease payments to a partnership of which Mr. Prochnow is a partner.

         In February 2000, we decided not to exercise an option to acquire 50.1% of the outstanding stock of AmeriNet. However, in connection with our purchase of DSI's business, we agreed to loan AmeriNet up to a total of $1.5 million, including a $500,000 loan we made to AmeriNet during 1999. Since we were uncertain whether AmeriNet would be able to repay any of these loans, we treated our loan commitment to AmeriNet as an increase in the purchase price for the DSI business. We loaned AmeriNet a total of $300,000 in 2000 under this agreement. In December 2000, AmeriNet agreed to terminate our obligation to make any further loans to it.

         In December 2000, we purchased from RLP Holdings L.P. a $500,000 note originally issued to RLP Holdings by AmeriNet. The purchase price for this note was 200,000 shares of our common stock and $30,000 (constituting accrued and unpaid interest on the note through the effective date of the purchase).

         Mr. Prochnow and RLP Holdings have agreed, for a period of one year from the effective date of the Registration Statement, not to sell any more shares, in the aggregate, than Mr. Prochnow would be entitled to sell during such period in compliance with Rule 144(e)(1) under the Securities Act of 1933, as amended.

         T & C Holdings Inc. is the general partner of RLP Holdings and as such has shared voting and dispositive power over shares held by RLP Holdings. Mr. Prochnow is the president of the general partner and owns a 93% interest in RLP Holdings. As such he has shared voting and dispositive power over shares held by RLP Holdings.

         M.H. Meyerson & Co., Inc.

         On June 1, 1999, as consideration for investment banking services to be rendered to Cross Media, we issued warrants to M.H. Meyerson & Co., Inc. to purchase up to 25,000 shares of common stock, with vesting subject to continued retention of M.H. Meyerson. Kevin Koock is the Vice Chairman of M.H. Meyerson & Co., Inc. and as such has shared voting and dispositive power over shares held by M.H. Meyerson & Co., Inc. Mr. Koock disclaims beneficial ownership in these securities except to the extent of his beneficial ownership therein and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         The Equity Group Inc.

         On June 9, 1999, we issued a warrant to purchase 2,000 shares of common stock to The Equity Group Inc. in connection with financial public relations and investor relations services.

         Steven Antebi

         On August 23, 1999, we issued to Steven Antebi a warrant to purchase 170,000 shares of common stock as consideration for financial public relations services and investment relations services rendered to Cross Media.

         Kreditbank S.A. Luxembourgoise; Banque Diamantaire (Suisse) S.A.

         On December 23, 1999, Kreditbank S.A. Luxembourgeoise and Banque Diamantaire (Suisse) S.A. purchased a total of 68,850 shares of common stock from us in private transactions. On February 8, 2000, we issued additional shares of common stock to Kreditbank and Banque Diamantaire as an adjustment to the number of shares purchased in the private placement.

         Tyman Holdings Inc.

         On December 23, 1999, we issued to Tyman Holdings Inc. 30,000 shares of common stock as consideration for financial public relations services and investment relations services rendered to Cross Media.

         Fontenelle LLC

         On January 25, 2000, we issued a warrant to Fontenelle LLC to purchase an aggregate of 50,000 shares of common stock in connection with an bridge note issued by Fontenelle to Cross Media.

         Commtel Services Ltd.

         On January 25, 2000, we issued shares of common stock to Commtel Services Ltd. in connection with a bridge loan given by Commtel to Cross Media (used to finance a portion of purchase price of the DSI business). On March 21, 2000, we issued an additional 148,309 shares of common stock to Commtel in settlement of our obligations under the bridge loan.

         Dominic Bassani; Kerry Fleming; Jean Frisa; Craig Kirsch, Jodi Kirsch; David Jan Mitchell; Stephen J. Posner, Krishnan Thampi; D2 Co. LLC, Dublin Holding, LTD, JR Squared LLC and TCMP3 Capital LLC

         On January 28, 2000, in connection with our acquisition of DSI, we sold an aggregate of 15,100 shares of Series B Convertible Preferred Stock ("Series B Preferred") and warrants to purchase 75,500 shares of common stock to Dominic Bassani, Jodi Kirsch, Craig Kirsch, Kerry Fleming Jean Frisa, Krishnan Thampi, David Jan Mitchell, JR Squared LLC, TCMP3 Capital LLC and Dublin Holding, Ltd. We also issued warrants to purchase 41,632 shares of common stock to D2 Co. LLC as consideration for its role as placement agent for the Series B Preferred Stock.

         On June 16, 2000, we offered (i) to permit the holders of Series B Preferred to convert such shares into common stock at an effective conversion price of $2.50 or (ii) to redeem the Series B Preferred at the then effective redemption price. In addition, we agreed to issue to the holders of Series B Preferred, ratably in accordance with their respective percentage interests in the outstanding Series B Preferred, warrants to purchase an aggregate of 24,560 shares of common stock. The holders of 3,000 shares of Series B Preferred elected to redeem such shares (and accrued dividends thereon) into an aggregate of 122,066 shares of common stock.

         Carmine DePalma

         On January 28, 2000, we issued warrants to purchase 4,950 shares of common stock to Carmine DePalma as consideration for services rendered to Cross Media.

         Daryl E. DeCroix; Anthony Gugino; International Marketing Association, Inc.; East Coast Magazine Sale

         In March 2000, December 2000, February 2001 and April 2001, we issued warrants to purchase an aggregate of 102,400 shares of common stock to Daryl DeCroix, Anthony Gugino, International Marketing Association, Inc. and East Coast Magazine Sales as consideration for services rendered to Cross Media.

         Kanin, Corbin, Schubak & Aronow, Inc.; Bob Giordano

         On March 10, 2000, we issued warrants to purchase an aggregate of 20,000 shares of common stock to Kanin, Corbin, Schupak & Aronow, Inc. and Bob Giordano as consideration for financial public relations services and investment relations services rendered to Cross Media.

         Weil Consulting Corporation

         On March 23, 2000, we issued warrants to purchase 13,000 shares of common stock to Weil Consulting Corporation as consideration for financial public relations services and investment relations services rendered to Cross Media.

         Michael Graham Mander, Lowell D. Kraff and Richard Stierwalt

         On March 31, 2000, Michael Graham Mander, Lowell D. Kraff and Richard Stierwalt purchased an aggregate of 15,000 shares of common stock in a private placement.

         Marc Komorsky, Peter W. Adolph and Lawrence Zaslow

         In March and June 2000 and February 2001, we issued warrants to purchase an aggregate of 50,000 shares of common stock to Marc Komorsky, Peter Adolph and Lawrence Zaslow as consideration for investment banking consulting services rendered to Cross Media and in settlement of certain claims arising under an agreement under which Adolph Komorsky Investments, Inc. ("AKI") was to perform certain services for us and we were to provide certain compensation to AKI.

         Emanuel/Addington Living Trust; The Mandel Company; Earl D. Greenburg; Joel Margulies

         In April 2000 and November 2000, we issued warrants to purchase an aggregate of 126,000 shares of common stock to the Emanuel Addington Living Trust, The Mandel Company, Earl D. Greenburg and Joel Margulies in connection with financing provided to Cross Media. Ariel Emanuel is Trustee of the Emanuel/Addington Living Trust and as such has shared voting a dispositive power over shares held by the Emanuel/Addington Living Trust. Mr. Emanuel disclaims beneficial ownership in these securities except to the extent of his pecuniary interest therein and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. Joel L. Mandel is Vice President of The Mandel Company and as such has shared voting a dispositive power over shares held by The Mandel Company. Mr. Mandel disclaims beneficial ownership in these securities except to the extent of his pecuniary interest therein and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         Internet PR Group Inc.

         On May 31, 2000, we issued warrants to purchase 10,000 shares of common stock to Internet PR Group Inc. as consideration for financial public relations services and investment relations services rendered to Cross Media.

         Kramer Levin Naftalis & Frankel LLP

         On September 11, 2000, we issued 24,055 shares of common stock to Kramer Levin Naftalis & Frankel LLP in consideration for legal services rendered to Cross Media.

         Herbert R. Towning; Elisabeth Schoenenberger

         On October 26, 2000, we issued warrants to purchase an aggregate of 8,000 shares of common stock to Herbert R. Towning and Elisabeth Schoenenberger for services rendered to Cross Media.

         Trilogy Capital Group; H&H Financial, Inc.

         On October 26, 2000 and February 15, 2001, we issued warrants to purchase an aggregate of 42,016 shares of common stock to Trilogy Capital Group and H&H Financial, Inc. as consideration for consulting services rendered to Cross Media. Alfonso J. Cervantes, a Senior Vice President of Trilogy Capital Group, is Cross Media's Senior Vice President of Business Development.

         C2, LLC

         On November 30, 2000, we issued 65,744 shares of common stock to C2, LLC, a former stockholder of WeFusion, in connection with the acquisition of WeFusion.

         Brantridge Estates Limited

         On December 4, 2000, in two separate private transactions, Brantridge Estates Limited purchased an aggregate of 111,000 shares of common stock from third parties.

         Sireton Holdings Ltd.

         On December 8, 2000, in a private transaction, Sireton Holdings Ltd. purchased 10,000 shares of common stock from a third party.

         Interactive Marketing Technology Group Inc.

         On December 27, 2000, we issued warrants to purchase up to 66,000 shares of common stock, subject to certain vesting provisions, to Internet Marketing Technology Group Inc. for services rendered and to be rendered to Cross Media.

         Koyah Leverage Partners, L.P.; W. Burns Hoffman; Aron B. Katz; Katz Family Partnership; and Metoia (S.A. Holding)

         Koyah Leverage Partners, L.P., W. Burns Hoffman, Aron B. Katz, the Katz Family Limited Partnership and Metoia (S.A. Holding) purchased a total of 342,194 shares of common stock from us in private transactions in January, February and June 2001. In June, July, August and September 2001, we issued Koyah warrants to purchase an aggregate of 18,000 shares of common stock as consideration for a delay in the filing of a registration statement covering the shares of common stock held by Koyah.

         Koyah Ventures, LLC is the general partner of Koyah Leverage Partners, L.P. and as a result has shared voting and dispositive power over shares held by Koyah Leverage Partners, L.P. ICM Asset Management, Inc. is the investment advisor to Koyah Leverage Partners, L.P. and as a result has shared voting and dispositive power over shares held by Koyah Leverage Partners, L.P. James M. Simmons is the managing member of Koyah Ventures, LLC and the chief investment officer and controlling shareholder of ICM Asset Management Inc. and as a result has shared voting and dispositive power over shares held by Koyah Leverage Partners, L.P. Each of these entities or persons disclaims beneficial ownership in these securities except to the extent of such entity's or person's pecuniary interest in these securities and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         KFLP, Inc. is the general partner of the Katz Family Limited Partnership and as such has shared voting and dispositive power over shares held by Katz Family Limited Partnership. Aron B. Katz and Stuart M. Leudan are, respectively, the Chairman of the Board of Directors and President of the general partner and as such have shared voting and dispositive power over shares held by Katz Family Limited Partnership. Each of these entities or persons disclaims beneficial ownership in these securities except to the extent of such entity's or person's pecuniary interest therein and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         Steven L. Vanechanos

         On January 4, 2001, we issued 8,957 shares of common stock to Steven L. Vanechanos upon the "cashless" exercise of a warrant to purchase 25,000 shares of common stock. We had issued the warrant to Mr. Vanechanos on May 31, 2000 as consideration for financial public relations services and public relations services rendered to Cross Media.

         CEOcast, Inc.

         On February 8, 2001, CEOcast, Inc. purchased 5,300 shares of common stock in a private transaction. Kenneth Sgro is the President of CEOcast, Inc. and as such has shared voting and dispositive power over shares held by CEOcast, Inc. Mr. Sgro disclaims beneficial ownership in these securities except to the extent of his pecuniary interest therein these securities and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         Richard Geist

         On April 6, 2001 and September 4, 2001, we issued warrants to purchase an aggregate of 8,000 shares of common stock to Richard Geist as consideration for consulting services rendered to Cross Media.

         Bushnell Corporation; Ken Lambert; Peter Clark; Harry Joe Brown; Underhill Capital Corporation

         Bushnell Corporation, Ken Lambert and Peter Clark purchased a total of 145,316 shares of common stock from us in private transactions in June 2001. In connection therewith, we issued warrants to purchase an aggregate of 35,000 shares of common stock to Ken Lambert, Peter Clark and Harry Joe Brown. Prior thereto, in December 2000, Bushnell Corporation purchased 20,000 shares of common stock from a third party in a private transaction. On October 25, 2001, we issued warrants to purchase an aggregate of 30,000 shares of common stock to Ken Lambert, Peter Clark, Harry Joe Brown and

Underhill Capital Corporation as consideration for consulting services rendered to Cross Media. R.T. Gibson is the Director of Bushnell Corporation and as such has shared voting and dispositive power over shares held by Bushnell Corporation. Mr. Gibson disclaims beneficial ownership in these securities except to the extent of his pecuniary interest therein these securities and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         Mr. Lambert is a director of Cross Media Marketing.

                              PLAN OF DISTRIBUTION

         We are registering the shares of Cross Media Marketing common stock offered under this prospectus on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees, pledgees, distributees, transferees or other successors in interest selling shares received from a selling stockholder after the date of this prospectus. We will pay all expenses of registration of the shares offered hereby, other than commissions, discounts and concessions of underwriters, broker-dealers, dealers or agents. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares by a selling stockholder will be borne by that selling stockholder. Except as described under "Use of Proceeds" above, we will not receive any of the proceeds from the sale of shares by any selling stockholder.

         The shares owned by a selling stockholder may be sold from time to time by that selling stockholder. Sales of shares may be made in one or more types of transactions (which may include block transactions) on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, or a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These transactions may or may not involve brokers or dealers.

         A selling stockholder may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from a selling stockholder and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders and any broker-dealers that act in connection with sales of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Consequently, any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933, or to contribute to payments which a selling stockholder may be required to make in respect thereof. A selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to them.

         A selling stockholder also may resell all or a portion of the shares in reliance upon Rule 144 under the Securities Act of 1933, provided that the selling stockholder meets the criteria and conforms to the requirements of that Rule.

         Upon being notified by any selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

         - the name of the selling stockholder and the participating broker-dealers;

         -        the number of shares involved;

         -        the price at which the shares were sold;

         - the commissions paid or discounts or concessions allowed to these broker-dealers, where applicable;

         - that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

         -        other facts material to the transaction.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial information is based upon and should be read in conjunction with the historical consolidated financial statements and related notes of Cross Media and LifeMinders included elsewhere in this registration statement. The unaudited pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below. This information is not necessarily indicative of the operating results or of the financial position that would have occurred if the merger had been consummated and the Series A Shares had been redeemed and converted as of the dates or for the periods indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. The unaudited pro forma combined condensed financial information does not reflect any adjustments to conform accounting practices, except for certain reclassifications, or to reflect any cost savings or other synergies anticipated as a result of the merger.

     The following unaudited pro forma combined condensed financial statements reflect adjustments to the historical consolidated balance sheets and statements of operations of Cross Media and LifeMinders to give effect to the merger under the purchase method of accounting, the 1-for-5 share reverse split of Cross Media's issued and outstanding common stock which became effective October 24, 2001, and the redemption and conversion by Cross Media of all of its outstanding Series A Shares simultaneously with and conditioned upon the consummation of the merger, as discussed in detail below. The unaudited pro forma combined condensed balance sheet of Cross Media and LifeMinders as of June 30, 2001 combines Cross Media's balance sheet at June 30, 2001 with LifeMinders' balance sheet at June 30, 2001, and gives pro forma effect to the merger, the 1-for-5 share reverse split of Cross Media common stock and conversion and redemption of the Series A Shares at that date. The unaudited pro forma combined condensed statements of operations for the six months ended June 30, 2001, and for the year ended December 31, 2000, combine the historical results of operations of Cross Media and LifeMinders for the periods presented and assume that the merger and the conversion and redemption of the Series A Shares had occurred at the beginning of the periods presented, and the pro forma combined information presented therein gives pro forma effect to the 1-for-5 share reverse split of Cross Media common stock.

     The unaudited pro forma combined condensed financial statements for the year ended December 31, 2000, and as of and for the six months ended June 30, 2001, include adjustments to give effect to the conversion and redemption by Cross Media of its outstanding 50,625 Series A Shares. Cross Media also issued 407,320 shares of common stock (81,464 shares after giving effect to the 1-for-5 share reverse split of Cross Media common stock) to the holder in settlement of accrued dividends. Under the terms of the agreement with the holder of the Series A Shares, the redemption and conversion of the Series A Shares will occur simultaneously with and is conditioned upon the consummation of the merger. The pro forma balance sheet also includes adjustments to account for dividends associated with the conversion and redemption of the Series A Shares by Cross Media as additional purchase price, because under the amended and restated merger agreement Cross Media had to redeem or convert all of the outstanding 50,625 Series A Shares in order to consummate the merger with LifeMinders.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                              AS OF JUNE 30, 2001
                                  (UNAUDITED)

                                       CROSS                             PRO FORMA
                                      MEDIA(A)    LIFEMINDERS(B)    ADJUSTMENTS(C)(D)(E)     TOTAL
                                      --------    --------------    --------------------    --------
                                                          (AMOUNTS IN THOUSANDS)
Current assets:
  Cash and cash equivalents.........  $  1,808      $  53,791            $ (30,500)(f)      $ 25,099
  Marketable securities.............        --          1,000                   --             1,000
  Accounts receivable, net..........    30,703          1,165                   --            31,868
  Prepaid expenses and other current
     assets.........................     6,815            767                   --             7,582
                                      --------      ---------            ---------          --------
       Total current assets.........    39,326         56,723              (30,500)           65,549
                                      --------      ---------            ---------          --------
Property and equipment, net.........     2,146          2,517               (2,017)(g)         2,646
Intangible assets...................        --             --                6,000(h)          6,000
Goodwill............................     7,943             --                5,188(i)         13,131
Restricted cash.....................        --            100                   --               100
Other assets........................     2,250            595                 (427)(j)         2,418
                                      --------      ---------            ---------          --------
       Total assets.................  $ 51,665      $  59,935            $ (21,756)         $ 89,844
                                      ========      =========            =========          ========
Current liabilities:
  Revolving credit facility.........  $ 14,580      $      --            $      --          $ 14,580
  Accounts payable and accrued
     expenses.......................     5,930          5,098                 (507)(k)        10,521
  Amounts due to publishers.........     8,861             --                   --             8,861
  Deferred revenue..................     2,372             64                   --             2,436
  Capital lease obligations.........        --          1,069                   --             1,069
                                      --------      ---------            ---------          --------
       Total current liabilities....    31,743          6,231                 (507)           37,467
                                      --------      ---------            ---------          --------
Deferred rent.......................        --             50                   --                50
                                      --------      ---------            ---------          --------
       Total liabilities............    31,743          6,281                 (507)           37,517
Stockholders' equity:
  Convertible preferred stock.......     3,304             --               (3,304)(l)            --
  Common stock......................        37            266                 (290)(m)            13
  Additional paid-in capital........    70,729        248,735             (212,987)(n)       106,477
  Deferred compensation.............        --         (1,077)               1,062(o)            (15)
  Treasury stock....................      (600)            --                   --              (600)
  Note receivable -- common stock...      (698)            --                   --              (698)
  Accumulated deficit...............   (52,850)      (194,270)             194,270(p)        (52,850)
                                      --------      ---------            ---------          --------
       Total stockholders' equity...    19,922         53,654              (21,249)           52,327
                                      --------      ---------            ---------          --------
       Total liabilities and
          stockholders' equity......  $ 51,665      $  59,935            $ (21,756)         $ 89,844
                                      ========      =========            =========          ========

---------------
(a) Derived from the unaudited historical consolidated balance sheet of Cross Media as of June 30, 2001.

(b) Derived from the unaudited historical consolidated balance sheet of Lifeminders as of June 30, 2001.

Footnotes continue on the following pages.

     (c) The following table summarizes the unaudited pro forma combined condensed balance sheet adjustments attributable to the merger of LifeMinders into Cross Media, the 1-for-5 share reverse split of Cross Media common stock and the redemption and conversion of the Series A Shares by Cross Media:

                                                                     CONVERSION AND
                                MERGER OF        REVERSE SPLIT OF     REDEMPTION OF        TOTAL
                               LIFEMINDERS         CROSS MEDIA          SERIES A         PRO FORMA
                             INTO CROSS MEDIA      COMMON STOCK          SHARES         ADJUSTMENTS
                             ----------------    ----------------    ---------------    -----------
                                             (AMOUNTS IN THOUSANDS)
Assets:
  Cash.....................     $ (27,000)               --              $(3,500)        $ (30,500)
  Property and equipment...        (2,017)               --                   --            (2,017)
  Intangible assets........         6,000                --                   --             6,000
  Goodwill.................         3,904                --                1,284             5,188
  Other assets.............          (427)               --                   --              (427)
                                ---------             -----              -------         ---------
     Total assets..........     $ (19,540)            $  --              $(2,216)        $ (21,756)
                                =========             =====              =======         =========
Liabilities:
  Accounts payable and
     accrued expenses......     $      --             $  --              $  (507)        $    (507)
                                ---------             -----              -------         ---------
     Total liabilities.....            --                --                 (507)             (507)
                                ---------             -----              -------         ---------
Stockholders' equity:
  Preferred stock..........            --                --               (3,304)           (3,304)
  Common stock.............          (261)              (30)                   1              (290)
  Additional paid-in
     capital...............      (214,611)               30                1,594          (212,987)
  Deferred compensation....         1,062                --                   --             1,062
  Accumulated deficit......       194,270                --                   --           194,270
                                ---------             -----              -------         ---------
     Total stockholders'
       equity..............       (19,540)               --               (1,709)          (21,249)
                                ---------             -----              -------         ---------
     Total liabilities and
       stockholders'
       equity..............     $ (19,540)            $  --              $(2,216)        $ (21,756)
                                =========             =====              =======         =========

     (d) The following table provides a preliminary analysis of (1) the aggregate purchase price of LifeMinders, and (2) the allocation of excess of the purchase price over the adjusted book value of the net assets acquired to the fair value of the assets acquired and liabilities assumed. This preliminary analysis is based on certain assumptions that Cross Media believes are reasonable including the assumption that the aggregate merger consideration that Cross Media will pay to the LifeMinders stockholders will consist of the maximum cash consideration of approximately $24.1 million and approximately 22.5 million shares of Cross Media common stock (approximately 4.5 million shares of common stock after giving effect to the reverse split of Cross Media common stock). The fair market value of the common stock included in the pro forma determination of the purchase price was determined by using the average closing price of Cross Media common stock during the several days preceding August 20, 2001, in accordance with Emerging Issues Task Force ("EITF"), Issue 99-12 "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination."

     The determination of the purchase price by Cross Media in accordance with EITF 99-12 is not necessarily indicative of and could differ significantly from the value of the merger consideration to be issued to the LifeMinders stockholders.

                                                              (AMOUNTS IN
                                                              THOUSANDS)
Fair market value of equity securities issued as merger
  consideration:
  Common stock..............................................   $ 32,622
  Stock options.............................................      1,491
Cash consideration..........................................     24,000
Transaction expenses........................................      3,000
                                                               --------
Total purchase price........................................     61,113
Adjusted book value of net assets acquired..................    (51,209)
                                                               --------
Purchase price in excess of adjusted book value of net
  assets acquired...........................................   $  9,904
                                                               ========
Excess purchase price allocated to:
  Intangible assets.........................................      6,000
  Goodwill..................................................      3,904
                                                               --------
                                                               $  9,904
                                                               ========

     (e) The following table summarizes the effect of the redemption and conversion of all of Cross Media's outstanding Series A Shares:

                                                                      COMMON STOCK
                                    SERIES A SHARES                     ISSUED IN
                                -----------------------   NON-CASH    SETTLEMENT OF
                                REDEMPTION   CONVERSION   DIVIDENDS     DIVIDENDS      TOTAL
                                ----------   ----------   ---------   -------------   -------
                                                   (AMOUNTS IN THOUSANDS)
Assets:
  Cash........................   $(2,531)     $  (969)       $--          $  --       $(3,500)
  Goodwill....................       879           12         89            304         1,284
                                 -------      -------        ---          -----       -------
     Total assets.............    (1,652)        (957)        89            304        (2,216)
                                 =======      =======        ===          =====       =======
Liabilities:
  Accounts payable and accrued
     expenses.................        --           --         --          $(507)      $  (507)
Stockholders' equity:
  Preferred stock.............    (1,652)      (1,652)        --             --        (3,304)
  Common stock................        --            1         --             --             1
  Additional paid-in
     capital..................        --          694         89            811         1,594
                                 -------      -------        ---          -----       -------
     Total stockholders'
       equity.................    (1,652)        (957)        89            811        (1,709)
                                 -------      -------        ---          -----       -------
     Total liabilities and
       stockholders' equity...   $(1,652)     $  (957)       $89          $ 304       $(2,216)
                                 =======      =======        ===          =====       =======

     (f) Represents the sum of (1) the estimated cash consideration of $24 million to be paid to LifeMinders stockholders in the merger, (2) transaction expenses estimated to be $3 million, and (3) the estimated $3.5 million to be paid to the holder of the Series A Shares in connection with the redemption of the Series A Shares upon and subject to the completion of the merger, consisting of a cash payment of approximately $2.5 million to redeem 25,312.50 Series A Shares, and $1 million to be paid to the holder of the Series A Shares in consideration of the holder's agreement to convert half of its Series A Shares into Cross Media common stock.

     (g) Represents a reduction in the historical cost basis of LifeMinders' property and equipment to the estimated fair value of assets to be used by Cross Media in ongoing operations after the merger is completed.

     (h) Represents the estimated fair value of the LifeMinders member database and related proprietary software architecture, each for $3 million, with the aggregate fair value amounting to $6 million.

     (i) Represents the unallocated portion of the purchase price in excess of the estimated fair value of assets acquired and liabilities assumed of $3.9 million, and $1.3 million of transaction costs associated with the redemption and conversion of the Series A Shares, which is conditioned upon completion of the merger.

     (j) Represents the elimination of a portion of LifeMinders' historical other assets, principally consisting of approximately $427,000 in pre-paid long-term insurance, which will not be assumed by Cross Media.

     (k) Represents the elimination of the contractual dividend payable to the holder of the Cross Media Series A Shares. Under the Series A agreement, Cross Media issued 407,320 shares of its common stock to the holder of the Series A in settlement of the accrued dividends.

     (l) Represents the redemption and conversion of the 50,625 outstanding Series A Shares simultaneously with and conditioned upon the consummation of the merger. It is a condition to the consummation of the merger that all of the Series A Shares will be converted into shares of Cross Media common stock and/or redeemed simultaneously with the merger.

     (m) Represents (1) a $29,381 reduction in the par value of Cross Media common stock as a result of the 1-for-5 share reverse split and (2) the elimination of LifeMinders' historical common stock of $266,000, plus the issuance of (A) shares of Cross Media common stock with an aggregate estimated par value of approximately $4,500 (after giving effect to the reverse split of Cross Media common stock) in the merger and (B) shares of Cross Media common stock with an aggregate par value of $423 (after giving effect to the reverse split of Cross Media common stock) to the holder of the Series A Shares upon conversion of 25,312.5 of the outstanding Series A Shares and settlement of accrued dividends payable.

     (n) Represents (1) a $29,381 increase in the par value of Cross Media common stock as a result of the 1-for-5 share reverse split and (2) the elimination of LifeMinders' historical additional paid-in capital of $248.7 million, less (A) $32.6 million, representing the estimated additional paid-in capital of the shares of Cross Media common stock to be issued in the merger,
(B) additional paid-in capital of approximately $1.5 million, representing the aggregate fair market value of the vested portion of the stock options to be issued in the merger, (C) $15,000 in deferred compensation representing an allocation of the aggregate merger consideration to the unvested portion of stock options to be issued in the merger, and (D) approximately $1.6 million representing the value of common stock and warrants issued in settlement of dividends on the Series A Shares and the conversion of 25,312.5 Series A Shares to shares of Cross Media common stock.

     (o) Represents the elimination of LifeMinders' historical deferred compensation in the amount of approximately $1.1 million, less approximately $15,000 in deferred compensation representing an allocation of the aggregate merger consideration to the unvested portion of stock options to be issued in the merger.

     (p) Represents the elimination of LifeMinders' historical accumulated deficit.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                  (UNAUDITED)

                                                                             PRO FORMA
                                        CROSS MEDIA(A)    LIFEMINDERS(B)    ADJUSTMENTS       TOTAL
                                        --------------    --------------    -----------      --------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues, net.........................     $43,278           $  7,347        $     --        $ 50,625
                                           -------           --------        --------        --------
Direct costs and expenses:
  Commission expense..................      20,864                 --              --          20,864
  Other direct costs..................      11,432              4,339           5,524(c)       21,295
  Impairment of long-lived assets.....          --              2,497              --           2,497
                                           -------           --------        --------        --------
                                            32,296              6,836           5,524          44,656
Gross profit (loss)...................      10,982                511          (5,524)          5,969
                                           -------           --------        --------        --------
Operating expenses:
  Sales and marketing.................          --             11,356         (11,356)(d)          --
  Research and development............          --              2,607            (207)(e)       2,400
  General and administrative..........       6,020              7,097             (94)(e)      13,023
  Depreciation and amortization.......         476              2,222          (2,222)(f)         476
  Impairment of long-lived assets.....          --             15,526              --          15,526
  Restructuring charge................          --             14,248                          14,248
                                           -------           --------        --------        --------
     Total operating expenses.........       6,496             53,056         (13,879)         45,673
                                           -------           --------        --------        --------
Income (loss) from operations.........       4,486            (52,545)          8,355         (39,704)
Interest income (expense), net........        (951)             1,625              --             674
Gain on sale of assets................          --                229              --             229
                                           -------           --------        --------        --------
Net income (loss) before income
  taxes...............................       3,535            (50,691)          8,355         (38,801)
Income tax provision..................         708                 --              --             708
                                           -------           --------        --------        --------
Net income (loss).....................       2,827            (50,691)          8,355         (39,509)
Preferred dividends...................      (1,258)                --             252(g)       (1,006)
                                           -------           --------        --------        --------
Net loss available to common
  stockholders........................     $ 1,569           $(50,691)       $  8,607        $(40,515)
                                           =======           ========        ========        ========
Income (loss) per applicable common
  share
  Basic...............................     $  0.05           $  (1.94)                       $  (3.44)
                                           =======           ========                        ========
  Diluted.............................     $  0.04           $  (1.94)(h)                    $  (3.44)(h)
                                           =======           ========                        ========
Weighted average common shares and
  common share equivalents
  Basic...............................      34,193             26,079         (22,431)(i)      11,762(i)
                                           =======           ========        ========        ========
  Diluted.............................      36,480             26,079         (24,718)(j)      11,762(j)
                                           =======           ========        ========        ========

Footnotes appear on following page.

(a) Derived from the unaudited historical consolidated statement of operations data of Cross Media for the six months ended June 30, 2001.

(b) Derived from the unaudited historical consolidated statement of operations data of LifeMinders for the six months ended June 30, 2001.

(c) Represents (1) $7.1 million of LifeMinders' sales and marketing costs reclassified to direct costs to conform to the presentation used by Cross Media, (2) $1.0 million in estimated amortization expense relating to the acquisition of the LifeMinders' member database and technology, which will be amortized over a period of three years, offset by (3) an aggregate reduction of approximately $2.6 million in depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values.

(d) Includes $7.1 million of sales and marketing costs reclassified to direct costs as noted in (c) above, plus an aggregate reduction of $3.9 million in depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values, and a net reduction of $0.3 million representing the amortization of deferred compensation.

(e) Represents the reversal of deferred compensation expense to be eliminated upon consummation of the merger.

(f) Represents the reversal of depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values.

(g) Represents the elimination of the contractual dividends payable to the holder of the Series A Shares included in Cross Media's historical statement of operations.

(h) Historical basic and diluted loss per applicable common share, and pro forma basic and diluted net loss per applicable common share are the same, because LifeMinders reported a loss for the period and the pro forma combined company would have a loss and the effect would be antidilutive.

(i) The basic pro forma weighted average number of shares outstanding is equal to the historical number of weighted average shares outstanding reduced by 27,354,680 shares to give effect to the 1-for-5 share reverse split of Cross Media common stock, increased by 4,923,161 shares (on a post- reverse split basis) representing the effect of issuing (1) 4,499,637 shares of Cross Media common stock (on a post-reverse split basis) in exchange for all of the outstanding shares of common stock of LifeMinders in the merger, (2) 342,060 shares of Cross Media common stock (on a post-reverse split basis) to the holder of the Series A Shares in connection with the conversion of the Series A Shares to Cross Media common stock, and (3) 81,464 shares of Cross Media common stock to the holder of the Series A Shares in settlement of accrued dividends.

(j) The diluted pro forma weighted average number of shares outstanding is equal to the historical number of weighted average shares outstanding reduced by 29,183,795 shares to give effect to the 1-for-5 share reverse split of Cross Media common stock, (1) increased by 4,923,161 shares (on a post- reverse split basis) representing the effect of issuing (x) 4,499,637 shares of Cross Media common stock (on a post-reverse split basis) in exchange for all of the outstanding shares of common stock of LifeMinders in the merger, (y) 342,060 shares of Cross Media common stock (on a post- reverse split basis) to the holder of the Series A Shares in connection with the conversion of the Series A Shares to Cross Media common stock and (z) 81,464 shares of Cross Media common stock (on a post-reverse split basis) to the holder of the Series A Shares in settlement of accrued dividends, and (2) decreased by approximately 457,278 shares (on a post-reverse split basis) included in the diluted historical weighted average number of shares outstanding because the pro forma combined company would have reported a loss and the effect would be antidilutive.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

                                                                                  PRO FORMA
                                             CROSS MEDIA(A)    LIFEMINDERS(B)    ADJUSTMENTS        TOTAL
                                             --------------    --------------    -----------      ---------
                                                    (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues, net............................       $ 55,488         $  53,926        $     --        $ 109,414
Direct costs and expenses:
  Commission expense.....................         30,761                --              --           30,761
  Other direct costs.....................         10,617             6,873          66,430(c)        83,920
  Impairment of long-lived assets........             --             5,969              --            5,969
                                                --------         ---------        --------        ---------
                                                  41,378            12,842          66,430          120,650
                                                --------         ---------        --------        ---------
Gross profit (loss)......................         14,110            41,084         (66,430)         (11,236)
                                                --------         ---------        --------        ---------
Operating expenses:
  Sales and marketing....................             --            70,897         (70,897)(d)           --
  Research and development...............             --             7,758            (668)(e)        7,090
  General and administrative.............         13,477            17,274            (418)(e)       30,333
  Amortization of goodwill...............             --             9,571                            9,571
  Depreciation and amortization..........            556             2,829          (2,829)(f)          556
  Impairment of long-lived assets........             --            48,017              --           48,017
                                                --------         ---------        --------        ---------
    Total operating expenses.............         14,033           156,346         (74,812)          95,567
                                                --------         ---------        --------        ---------
Income (loss) from operations............             77          (115,262)          8,382         (106,803)
Interest income (expense), net...........         (4,016)            5,779                            1,763
Equity in net losses of investee.........             --               (25)             --              (25)
                                                --------         ---------        --------        ---------
Net income (loss) before income taxes....         (3,939)         (109,508)          8,382         (105,065)
Income tax provision.....................            279                --              --              279
                                                --------         ---------        --------        ---------
Net income (loss)........................         (4,218)         (109,508)          8,382         (105,344)
Extraordinary loss on extinguishment of
  acquisition liability..................           (767)               --              --             (767)
                                                --------         ---------        --------        ---------
Net income (loss)........................         (4,985)         (109,508)          8,382         (106,111)
Preferred dividends......................        (39,603)               --             255(g)       (39,348)
                                                --------         ---------        --------        ---------
Net loss available to common
  stockholders...........................       $(44,588)        $(109,508)       $  8,637        $(145,459)
                                                ========         =========        ========        =========
Basic and diluted net loss per share:
  Loss before extraordinary item.........       $  (1.81)        $   (4.59)                       $  (14.85)
  Extraordinary loss on extinguishment of
    acquisition liability................          (0.03)               --                            (0.08)
                                                --------         ---------                        ---------
  Net loss per share.....................       $  (1.84)        $   (4.59)                       $  (14.93)
                                                ========         =========                        =========
Basic and diluted weighted average common
  shares and common share equivalents....         24,284            23,855         (14,540)(h)        9,744
                                                ========         =========        ========        =========

Footnotes appear on following page.

(a) Derived from the historical consolidated statement of operations data of Cross Media for the year ended December 31, 2000.

(b) Derived from the historical consolidated statement of operations data of LifeMinders for the year ended December 31, 2000.

(c) Represents (1) $67.8 million of LifeMinders' sales and marketing costs reclassified to direct costs to conform to the presentation used by Cross Media, (2) $2.0 million in estimated amortization expense relating to the acquisition of the LifeMinders' member database and technology, which will be amortized over a period of three years, offset by (3) an aggregate reduction of $3.4 million in depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values.

(d) Includes $67.8 million of sales and marketing costs reclassified to direct costs as noted in (c) above, plus an aggregate reduction of $2.5 million in depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values, and a net reduction of $0.6 million representing the amortization of deferred compensation.

(e) Represents the reversal of deferred compensation expense to be eliminated upon consummation of the merger.

(f) Represents the reversal of depreciation and amortization expense resulting from the write-down of certain LifeMinders' assets to their estimated fair market values.

(g) Represents the elimination of the contractual dividends payable to the holder of the Series A Shares included in Cross Media's historical Statement of Operations.

(h) The pro forma weighted average number of shares outstanding is equal to the historical number of weighted average shares outstanding reduced by 19,427,586 shares to give effect to the reverse split of Cross Media common stock, increased by 4,887,796 shares (on a post-reverse split basis) representing the effect of issuing (1) 4,499,637 shares of Cross Media common stock (on a post-reverse split basis) in exchange for all of the outstanding shares of common stock of LifeMinders in the merger, (2) 342,060 shares (on a post-reverse split basis) of the holder of the Series A Shares in connection with the conversion of the Series A Shares to Cross Media common stock, and (3) 46,099 shares of Cross Media common stock (on a post-reverse split basis) to the holder of the Series A Shares in settlement of accrued dividends.

                                  LEGAL MATTERS

         The validity of the securities being offered under this prospectus has been passed upon for Cross Media Marketing by Blank Rome Comisky & McCauley, LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference, from Cross Media Marketing Corporation's (formerly Symposium Corporation) Annual Report on Form 10-KSB for the year ended December 31, 2000 have been audited by Grant Thornton LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of LifeMinders, Inc. incorporated in this Prospectus by reference to LifeMinders, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public on the SEC's Internet website at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of securities under this prospectus is terminated.

         The following Cross Media documents are incorporated by reference into this prospectus:

         Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 filed on March 31, 2001 and amendment thereto filed July 30, 2001;

         Current Report on Form 8-K filed June 16, 2001;

         Current Report on Form 8-K filed July 17, 2001;

         Current Report on Form 8-K filed July 25, 2001;

         Proxy Statement relating to the 2001 Annual Meeting of Shareholders filed on April 30, 2001 and amendment thereto filed on May 15, 2001;

         Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001, filed May 15, 2001 and amendments thereto filed July 30, 2001 and August 6, 2001;

         Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, filed August 14, 2001; and

         The description of Cross Media Marketing's capital stock set forth in the Registration Statement on Form 10 filed on February 24, 1999, including any amendment or report filed for the purpose of updating such description.

         The following LifeMinders, Inc.'s documents are incorporated by reference into this prospectus:

         Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed on April 2, 2001 and amendments thereto filed April 30, 2001, May 2, 2001 and May 16, 2001;

         Current Report on Form 8-K filed May 11, 2001;

         Current Report on Form 8-K filed July 19, 2001;

         Current Report on Form 8-K filed August 22, 2001;

         Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed May 15, 2001;

         Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed August 14, 2001; and

         The description of LifeMinders capital stock set forth in the Registration Statement on Form S-1 filed on September 24, 1999, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  Cross Media Marketing Corporation
                  461 Fifth Avenue, 19th Floor
                  New York, NY 10017
                  Attention: Chief Financial Officer
                  Telephone number: (212) 457-1200

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, previously paid or payable by the Registrant in connection with the sale of common stock being registered under this registration statement. All amounts are estimates except the SEC registration fee.

                                                                    AMOUNT TO BE
                                                                        PAID
                                                                        ----
SEC registration fee .................................                $11,678
Printing expenses ....................................                  2,500
Legal fees and expenses ..............................                 10,000
Accounting fees and expenses .........................                  5,000
Miscellaneous expenses ...............................                 10,822
                                                                      -------
Total ................................................                $40,000
                                                                      =======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or
(iv) for any transaction from which the director derived an improper personal benefit. Our Restated Certificate of Incorporation, as amended, contains provisions permitted by Section 102(b)(7) of the DGCL.

         Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

         Our Restated Certificate of Incorporation, as amended, provides indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. Pursuant to the registration rights agreement entered into with the Registrant, the selling stockholders have agreed to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act.

         The Registrant maintains liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.


ITEM 16. EXHIBITS

Exhibit No.       Description
-----------       -----------
5.1               Opinion of Blank Rome Comisky & McCauley LLP.

23.1              Consent of Grant Thornton LLP.

23.2              Consent of PricewaterhouseCoopers LLP.

23.3 Consent of Blank Rome Comisky & McCauley LLP (contained in the opinion filed as Exhibit 5 hereto).


ITEM 17. UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, Cross Media Marketing Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 31, 2001.

                                CROSS MEDIA MARKETING CORPORATION

                                     By:  /s/ Ronald Altbach
                                         ---------------------------------------
                                     Name:  Ronald Altbach
                                     Title: Chairman and Chief Executive Officer



     SIGNATURE                                TITLE(S)                          DATE
     ---------                                --------                          ----
/s/ Ronald Albach              Chairman, Chief Executive Officer          October 31, 2001
-------------------            (Principal Executive Officer and
Ronald Altbach                 Director

/s/ Richard Kaufman
----------------------
Richard Kaufman                President, Chief Operating Officer and     October 31, 2001
                               Director

/s/ Chet Borgida               Senior Vice President and                  October 31, 2001
---------------------          Chief Financial Officer
Chet Borgida                   (Principal Financial and
                               Accounting Officer)

 /s/ Jonathan Bulkeley         Director                                   October 31, 2001
-----------------------
Jonathan Bulkeley

/s/ Richard Cohen              Director                                   October 31, 2001
-----------------------
Richard Cohen


/s/ Bruce Dorskind             Director                                   October 31, 2001
----------------------
Bruce Dorskind

/s/ Ken Lambert                Director                                   October 31, 2001
-----------------------
Ken Lambert


/s/ Douglas A. Lindgren        Director                                   October 31, 2001
------------------------
Douglas A. Lindgren


/s/ William Morrissey           Director                                   October 31, 2001
------------------------
William Morrissey

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
5.1               Opinion of Blank Rome Comisky & McCauley LLP.

23.1              Consent of Grant Thornton LLP.

23.2              Consent of PricewaterhouseCoopers LLP.

23.3 Consent of Blank Rome Comisky & McCauley LLP (contained in the opinion filed as Exhibit 5 hereto).